                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-24619

PROSPECTUS

                  PROFESSIONAL TRANSPORTATION GROUP LTD., INC.

                      1,250,000 SHARES OF COMMON STOCK AND
              1,250,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

     Professional Transportation Group Ltd., Inc., a Georgia corporation (the "Company"), hereby offers 1,250,000 shares of Common Stock, no par value per share (the "Common Stock"), and 1,250,000 Redeemable Common Stock Purchase Warrants (the "Warrants"). The shares of Common Stock and the Warrants offered hereby (sometimes hereinafter collectively referred to as the "Securities") may be purchased separately. Each Warrant is transferable immediately upon issuance and entitles the holder thereof to purchase one share of Common Stock at a price of $6.90 per share during the four-year period commencing on the first anniversary of the effective date of this offering (the "First Exercise Date"). The Warrants are redeemable by the Company at a redemption price of $0.125 per Warrant, at any time after the First Exercise Date, upon 30 days written notice to the holders thereof, if the average closing price of the Common Stock equals or exceeds $10.50 per share for the 10 consecutive trading days ending three days prior to the date of the notice of redemption. See "Description of Securities."

     Prior to this offering (the "Offering"), there has been no public market for the Common Stock or Warrants and there can be no assurance that any such market will develop. The initial public offering price of the shares of Common Stock, the Warrants and the exercise price and other terms of the Warrants have been determined by negotiations between the Company and Argent Securities, Inc., as representative of the Underwriters (the "Representative"). See "Underwriting." The Common Stock and Warrants have been approved for listing on The Nasdaq Stock Market's SmallCap Market (the "Nasdaq SmallCap Market") under the symbols "TRUC" and "TRUCW," respectively.

     THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION FROM THE PUBLIC OFFERING PRICE. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER THE CAPTION "RISK FACTORS" WHICH APPEAR BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                PRICE TO               UNDERWRITING             PROCEEDS TO
                                                 PUBLIC                DISCOUNT(1)               COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock..............          $6.00                    $0.54                    $5.46
------------------------------------------------------------------------------------------------------------------
Per Warrant............................          $0.125                  $0.01125                 $0.11375
------------------------------------------------------------------------------------------------------------------
          Total(3).....................        $7,656,250                $689,063                $6,967,187
==================================================================================================================

(1) Does not reflect additional compensation to be received by the Underwriters in the form of: (i) a non-accountable expense allowance equal to 2 1/2% of the gross proceeds of this Offering, and (ii) an option to purchase up to 125,000 shares of Common Stock and 125,000 Warrants at 150% (providing for a purchase price per share at 150% of the initial public offering price of the Common Stock underlying the Warrants) of the initial public offering price (the "Underwriters' Warrants"), exercisable for a period of four years, commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at approximately $586,406, including the Underwriters' non-accountable expense allowance (assuming no exercise of the Underwriters' over-allotment option).
(3) The Company has granted the Underwriters an option, exercisable within 45 days of the date hereof, to purchase up to an additional 187,500 shares of Common Stock and Warrants solely to cover over-allotments, if any. If the Underwriters' over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $8,804,688, $792,422, and $8,012,266, respectively. See "Underwriting."

     The Securities offered by this Prospectus are being offered by the Underwriters on a "firm commitment" basis subject to prior sale, when, as and if accepted by the Underwriters, approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer without notice and reject any order in whole or in part. It is expected that delivery of the certificates representing the Securities will be made in Atlanta, Georgia on or about June 25, 1997.

                            ARGENT SECURITIES, INC.

                  The Date of this Prospectus is June 19, 1997

[Rendering of airplane soaring above Company truck with Company name and the words "We Pick Up Where Planes Leave Off" set out in a compass-type logo]


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OR WARRANTS. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, COMMON STOCK OR WARRANTS IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The Company intends to furnish to its security holders annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information, and the financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus reflects a 5,000-to-one stock split effected in December 1996 and assumes (i) that the Underwriters' over-allotment option has not been exercised, and (ii) that the Underwriters' Warrants have not been exercised. Unless the context otherwise requires, all references to the Company include the Company and each of its subsidiaries. Each prospective investor is urged to read this Prospectus in its entirety.

                                  THE COMPANY

     The Company is a transportation services company that provides ground transportation and logistics services for the air freight industry throughout the continental United States. The Company was founded by Dennis A. Bakal in October 1990, and he is the Company's majority shareholder and sole director. The Company serves as a holding company for its three operating subsidiaries:
Timely Transportation, Inc. ("Timely"), Truck-Net, Inc. ("Truck-Net") and PTG, Inc. ("PTG"). Effective January 1, 1997, Mr. Bakal contributed all of his shares of Timely, Truck-Net and PTG to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Certain Transactions." For the year ended December 31, 1996, Timely accounted for approximately $13.6 million or 64.1% of the Company's revenues, Truck-Net accounted for approximately $6.5 million or 30.7% of the Company's revenues and PTG accounted for approximately $1.1 million or 5.2% of the Company's revenues.

     The Company's consolidated revenues increased by 37% from 1994 to 1995 and by 21% from 1995 to 1996. The Company attributes its growth to management's knowledge and experience in the air freight industry, consistent on-time deliveries, and superior customer service. Management believes that revenues will continue to increase, as trends toward an expansion of core carrier relationships (where a shipper utilizes a select number of carriers for its routes), reductions of private fleets and greater outsourcing by shippers favor more efficient and cost-effective providers of transportation services.

     Through its Timely subsidiary, which was formed in 1991, the Company provides time-definite truckload transportation services for companies in the air freight and expedited delivery markets. Operating both common carrier and dedicated fleet services for its air freight customers, Timely moves freight across long and short distances with very precise schedules for pickups and deliveries. The Company's "Almost as Fast as Air"(SM) service has transit times comparable to those of deferred air freight (freight requiring two or three day delivery). The Company serves as one of eight core carriers for Federal Express Corporation ("FedEx").

     Through its Truck-Net subsidiary, which was acquired by Mr. Bakal in July 1991, the Company operates as a broker of truckload services to the air freight industry. Since many air cargo carriers and air freight forwarders do not own trucks, they rely upon third party carriers for ground transportation services. Through logistics companies like Truck-Net, a shipper can place a single call to arrange truckload services anywhere in the United States, without having to contact numerous individual carriers who may or may not have a truck available for a particular shipment to a particular destination.

     Through its PTG subsidiary, which was formed in 1990, the Company operates a courier delivery service known as "Rapid Transit" in the metropolitan Atlanta, Georgia area. In addition to providing general courier services, PTG also retrieves office equipment that is in need of repair or coming off lease and returns such equipment to the manufacturer.

     The Company's business strategy is to establish itself as a preferred provider of high-quality, cost-effective transportation and logistics services to the air freight industry. Key elements of the Company's strategy include the following:

          Deliver Superior Customer Service and Add Value. Expedited on-time delivery is the mission of the air freight industry, and in order to meet the needs of the industry, the Company provides time-definite pickup and delivery. Compared with deferred air freight services, the Company offers comparable transit times at much lower prices. The Company uses experienced driver teams and modern technology to ensure that customers receive quality service. The Company does not always strive to be the lowest-cost carrier for its customers, but instead focuses on providing value (such as real time tracking of a shipment) beyond any marginally higher price its customers might pay.

          Utilize Available Technology and Modern Equipment. Due to customers' demands for real time information on their shipments and on-time deliveries, the Company utilizes modern satellite technology to track its vehicles. Specifically, the Company's use of QUALCOMM Inc.'s ("QUALCOMM") tracking system allows the Company to provide customers with precise information on the status of their shipments and notify them of any potential delays. In addition, the system provides valuable information on a truck's speed, mileage, fuel consumption, and other factors that enables the Company to increase efficiency and reduce costs. The Company also has developed a proprietary route optimization software program to assist management in analyzing the most cost-effective route system for the Company's fleet.

          Attract and Retain Highly-Skilled and Motivated Employees. To provide superior customer service, the Company relies on a dedicated team of professional drivers, administrators and managers committed to serving customers. Through its recruitment and hiring program, the Company hires only professional drivers who are selected based on experience, safety record, and a personal evaluation. The competition for experienced drivers is intense, but by providing modern equipment and offering competitive salaries and dedicated routes, the Company is successful in recruiting and retaining productive, satisfied drivers. The Company's success in reducing driver turnover rate has contributed to an overall increase in its efficiency and reduction of the expenses associated with hiring, training and integrating new employees.

     The Company intends to continue to invest in modern equipment, to expand its marketing capabilities and to improve its operating and distribution efficiencies through acquisitions, strategic alliances and capital expenditures. In implementing this plan, the Company believes it will increase its market share, obtain greater control over the quality, availability and cost of its services, and improve operating margins.

     The Company's principal offices are located at 5025 Derrick Jones Road, Suite 120, Atlanta, Georgia 30349 and its telephone number is (770) 907-3360.

                                  THE OFFERING

Securities Offered.........  1,250,000 shares of Common Stock and 1,250,000
                             Warrants. See "Description of Securities."

Warrants...................  Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $6.90 per share during the four year period commencing on the first anniversary of the effective date of this Offering (the "First Exercise Date"). The Warrants are redeemable by the Company at a redemption price of $0.125 per Warrant, at any time after the First Exercise Date, upon 30 days prior written notice to the holders thereof, if the average closing price of the Common Stock equals or exceeds $10.50 per share, for the 10 consecutive trading days ending three days prior to the date of the notice of redemption. See "Description of Securities."

Securities Outstanding
  Prior to the Offering....  2,600,000 shares of Common Stock

Securities Outstanding
  Subsequent to the
  Offering(1)..............  3,850,000 shares of Common Stock and 1,250,000
                             Warrants

Use of Proceeds by
Company....................  The net proceeds of this Offering will be used for the purchase of trailers and computer equipment and working capital and other corporate purposes. See "Use of Proceeds."

Risk Factors...............  This offering involves a high degree of risk and immediate and substantial dilution. See "Risk Factors" and "Dilution."

Nasdaq SmallCap Symbols....  Common Stock -- TRUC
                             Warrants -- TRUCW

                             --------------------------------------------

(1) Does not include (i) the 1,250,000 shares of Common Stock issuable upon the exercise of the Warrants offered hereby, (ii) up to 187,500 shares of Common Stock and 187,500 Warrants issuable upon exercise of the Underwriters' over-allotment option, (iii) the 187,500 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' over-allotment option, (iv) the 250,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants (including the Warrants therein), or (v) 1,300,000 shares of Common Stock issuable upon the exercise of stock options outstanding on the date hereof. See "Management -- Stock Option Plan," "Description of Securities" and "Underwriting."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents summary consolidated historical data of the Company as of December 31, 1996 and for the two years ended December 31, 1995 and 1996 which have been derived from the Company's audited financial statements included elsewhere in this Prospectus and unaudited historical financial data. The summary consolidated financial data as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company which include all adjustments, consisting of only normal recurring adjustments (except as provided in footnote 1 below), which the Company considers necessary for a fair presentation and results of operations for these periods. The summary consolidated financial information should be read in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the notes thereto appearing elsewhere in this Prospectus.

                                        YEARS ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                        -------------------------   ----------------------------
                                           1995          1996          1996            1997
                                        -----------   -----------   -----------   --------------
STATEMENT OF OPERATIONS DATA:
Operating revenues....................  $17,484,765   $21,172,201   $ 4,128,024    $ 7,413,873
Operating expenses....................   17,704,476    20,629,835(1)   4,367,112     7,289,310(1)
Income (loss) from operations.........     (219,711)      542,366      (239,088)       124,563
Other income (expense)................      (30,489)     (221,288)      (82,538)        (7,620)
Pro forma income (loss) before income
  taxes...............................     (250,200)      321,078      (321,626)       116,943
Benefit (provision) for income
  taxes(2)............................       22,000       (95,000)       86,000        (68,000)
Pro forma benefit (provision) for
  income taxes(3).....................       73,000       (42,000)       36,000         24,000
                                        -----------   -----------   -----------    -----------
Net income (loss) before income tax
  provision due to change in tax
  status..............................     (155,200)      184,078      (199,626)        72,943
Income tax provision due to change in
  tax status(4).......................           --            --            --       (246,000)
                                        -----------   -----------   -----------    -----------
Pro forma net income (loss)...........  $  (155,200)  $   184,078   $  (199,626)   $  (173,057)
                                         ==========    ==========    ==========    ===========
Pro forma net income (loss) per
  share...............................  $     (0.06)  $      0.06   $     (0.08)   $     (0.07)
                                         ==========    ==========    ==========    ===========
Weighted average number of common and
  common equivalent shares
  outstanding.........................    2,500,000     3,281,862     2,533,333      2,600,000
                                         ==========    ==========    ==========    ===========
OPERATING DATA:
Number of tractors....................           76           150            70            150
Number of trailers....................          149           248           118            248
Average revenue per mile(5)...........  $      1.17   $      1.11   $      1.15    $      1.11

                                                                              MARCH 31, 1997
                                                        DECEMBER 31,   ----------------------------
                                                            1996         ACTUAL      AS ADJUSTED(6)
                                                        ------------   -----------   --------------
BALANCE SHEET DATA:
Working capital.......................................   $  354,092    $   106,623    $ 4,237,405
Total assets..........................................    5,344,879      6,305,292     12,686,074
Total liabilities.....................................    5,345,826      6,443,296      6,443,296
Shareholders' equity (deficit)........................         (947)      (138,004)     6,242,778

---------------

(1) For the year ended December 31, 1996, the Company has recorded $120,000 in non-cash compensation expense on a pro forma basis to reflect the fair value of services provided by Dennis A. Bakal for the period July 1, 1996 through December 31, 1996. A similar non-cash adjustment of $60,000 has been made for the three months ended March 31, 1997 to reflect the fair value of services provided during that period. See Note 5 to the Consolidated Financial Statements.
(2) Reflects the Company's tax provision as required by SFAS No. 109, "Accounting for Income Taxes."

(3) For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1996, the benefit (provision) has been presented on a pro forma basis as if the Company and all of its subsidiaries had been C corporations for federal and state income tax purposes during these periods.
(4) An adjustment of $246,000 has been made in the three months ended March 31, 1997 to record the cumulative deferred income taxes attributable to the Company and certain of the Company's subsidiaries which were previously not subject to corporate-level income taxes. These deferred income taxes, of which approximately $82,000 is reflected as a current liability result from the use of accelerated depreciation and cash basis tax reporting by these entities. See Note 8 to the Consolidated Financial Statements.
(5) Based on revenues of Timely before any inter-company eliminations.
(6) Adjusted to give effect to the sale of 1,250,000 shares of Common Stock and 1,250,000 Warrants offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds." No effect has been given to the exercise of (i) the Warrants, (ii) the Underwriters' over-allotment option or (iii) the Underwriters' Warrants (including the Warrants therein). See "Underwriting."

                                  RISK FACTORS

     The Securities offered hereby are speculative and involve a high degree of risk and substantial dilution and should only be purchased by investors who can afford to lose their entire investment. Prospective investors, prior to making an investment, should carefully consider the following risks and speculative factors, as well as other information set forth elsewhere in this Prospectus, associated with this Offering, including the information contained in the Financial Statements herein.

LOSSES FROM OPERATIONS; ACCUMULATED DEFICIT; NO ASSURANCES OF PROFITABILITY

     Although the Company had net income of $184,078 for the year ended December 31, 1996, the Company experienced a net loss in the year ended December 31, 1995 of $155,200, and there can be no assurance that the Company will not incur net losses in the future. The Company had an accumulated deficit of $58,113 at December 31, 1996. The Company's operating expenses have increased as its business has grown and can be expected to increase significantly as a result of the Company's expansion efforts. There can be no assurance that the Company will be able to generate sufficient revenue to meet its operating expenditures or to operate profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the notes thereto.

DEPENDENCE ON CERTAIN CUSTOMERS; ABSENCE OF WRITTEN AGREEMENTS

     For the year ended December 31, 1996 and the quarter ended March 31, 1997, the Company's five largest customers accounted for approximately 66% and 74%, respectively of the Company's combined revenue. Of these five customers, FedEx and Panalpina, Inc. ("Panalpina") accounted for approximately 35% and 16%, respectively, of the revenue generated during the year ended December 31, 1996 and approximately 44% and 17%, respectively, during the quarter ended March 31, 1997. While the Company has written agreements with FedEx and Panalpina for its services, the Company does not have written agreements with any of its other customers. Therefore, such customers can terminate the Company's services at any time and for any reason. In addition, the FedEx agreement provides that FedEx may perform the services itself or through its subsidiaries or affiliates and that FedEx may terminate the agreement for any reason upon 30 days written notice. The loss of either FedEx or Panalpina or a high rate of termination of services by the Company's other customers would have a material adverse effect on the Company, its profitability and its financial condition. See
"Business -- Customers."

ECONOMIC FACTORS

     Fuel prices, cost of employees and employee benefits, interest rates, insurance premiums and customers' business cycles are economic factors over which the Company has little or no control. Increases in the cost of any of these items, if not offset by increases in freight revenues, could have a material adverse effect on the Company, its profitability and its financial condition. Furthermore, if customers' businesses are impacted by changes in interest rates or fluctuations in business cycles, there could be a material adverse effect on the Company, its profitability and its financial condition. See "Business."

GROWTH OF BUSINESS; EXPANSION OF OPERATIONS

     The Company has experienced significant and rapid growth in revenues since the inception of its business in 1990. There can be no assurance that the Company's business will continue to grow in a similar fashion in the future or that the Company can effectively adapt its management, administrative and operational systems to respond to any future growth. Further, there can be no assurance that the Company's operating margins will not be adversely affected by future changes in and expansion of the Company's business or by changes in economic conditions.

COMPETITION

     The truckload transportation industry is heavily fragmented and intensely competitive and includes numerous regional, inter-regional and national truckload carriers, none of which dominates the market. The

Company's competition ranges from small operators who can compete on certain lane segments, often with lower overhead, to significantly larger companies with greater financial and other resources than those of the Company, such as Landair, Inc. Competition for the freight transported by the Company is based on freight rates, service and efficiency. See "Business -- Competition."

AVAILABILITY OF DRIVERS

     The Company utilizes the services of both employee drivers and independent contractors. Competition for employee drivers and independent contractors is intense within the trucking industry. From time to time, there have been industry-wide shortages of qualified drivers and independent contractors and there can be no assurance that the Company will not be affected by a shortage of qualified drivers or independent contractors in the future. Prolonged difficulty in attracting or retaining qualified drivers or independent contractors could have a material adverse effect on the Company, its profitability and its financial condition. See "Business -- Drivers and Other Employees."

CAPITAL REQUIREMENTS

     The trucking industry is very capital intensive. The Company depends on operating leases and debt financing in order to expand and maintain a modern operating fleet. If the Company were unable in the future to enter into acceptable operating lease arrangements, raise additional equity or borrow sufficient funds, it would be forced to limit its growth or operate its fleet for longer periods, which could adversely affect the Company, its profitability and its financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

REGULATION

     The Company's operations are subject to various federal, state and local laws and regulations. For example, federal regulatory authorities (including the Surface Transportation Board and the Department of Transportation) have broad authority and power to regulate motor carrier operations (including equipment specifications and commodities transported); approve rates, charges and accounting systems; and prescribe certain safety requirements. Such matters as weight and dimension of equipment are also subject to federal and state regulation. The Company's motor carrier operations are also subject to federal and state environmental laws and regulations, including laws and regulations dealing with the transportation of hazardous materials and other environmental matters. In particular, the Company is required to obtain a certificate of registration from the U.S. Environmental Protection Agency in order to have the ability to transport hazardous materials. Although compliance with these laws and regulations has not had a material effect on the Company's operations or financial condition, there is no assurance that additions or changes to current laws or regulations will not have a material effect on the Company, its profitability and its financial condition. See "Business -- Regulation."

DEPENDENCE ON OFFERING PROCEEDS TO IMPLEMENT PROPOSED EXPANSION; POSSIBLE NEED FOR ADDITIONAL FINANCING

     The Company's capital requirements have been and will continue to be significant. The Company is dependent on and intends to use a substantial portion of the proceeds of this Offering to implement its proposed expansion. The Company anticipates, based on currently proposed plans and assumptions relating to its operations (including the anticipated costs associated with, and timetable for, its proposed expansion), that the proceeds of this Offering, together with cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of this Offering. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of this Offering or cash flows otherwise prove to be insufficient to fund expansion (due to unanticipated expenses, delays, problems, difficulties or otherwise), the Company will be required to minimize cash expenditures and/or obtain additional financing in order to support its plan of operations. The Company has no current arrangements with respect to, or sources of, additional financing and there can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be largely dependent on the continued services and efforts of Dennis A. Bakal, the Company's President and Chief Executive Officer, and other key personnel, including Linda K. Roberts, Vice President/Administration and William M. Kelly, Vice President/Transportation. The loss of the services of Mr. Bakal or certain other key personnel could have a material adverse effect on the Company's business and prospects. The Company intends to obtain a $1 million "key-man" life insurance policy on the life of Mr. Bakal, under which the Company would be the beneficiary. The Company's success and plans for future growth will also depend on its ability to attract and retain additional qualified management and other personnel. There can be no assurance that the Company will be able to hire or retain such personnel on terms satisfactory to the Company. Mr. Bakal and certain of the Company's executive officers and the Company have entered into three-year employment agreements which are automatically renewable unless otherwise terminated. See "Management -- Executive Compensation/Employment Agreements."

MANAGEMENT'S BROAD DISCRETION IN APPLICATION OF PROCEEDS

     Management of the Company presently intends to use a significant portion (approximately $4,131,000 or 64.7%) of the net proceeds of this Offering for general corporate and working capital purposes as set forth in "Use of Proceeds." A significant portion of the proceeds will be available for projects and acquisitions that are not yet identified. As a result, the success of the Company will be substantially dependent upon the judgment of the management of the Company with respect to the application and allocation of the net proceeds of this Offering. See "Use of Proceeds."

BENEFITS TO AFFILIATES FROM PROCEEDS OF PUBLIC OFFERING

     Although the Company's shareholders and management will not receive any of the Company's proceeds from this Offering, except as described below, certain benefits will accrue to them as a result of the Offering. In the event that the Company applies a portion of the net proceeds of this Offering to reduce the Company's bank debt, Mr. Bakal will be relieved of his personal guaranty of such indebtedness. See "Use of Proceeds" and "Certain Transactions."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future. Special factors that may cause the Company's future operating results to vary include, without limitation: the timing of changes in pricing policies by the Company and its competitors; increased competition; changes in operating expenses, including expenses related to acquisitions; changes in Company strategy; personnel changes; changes in legislation and regulation; and general economic factors. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such an event, the price of the Common Stock and Warrants would likely be materially adversely affected. See "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL LIABILITY; UNINSURED LOSSES

     The Company's business, by its nature, is subject to risk of liability resulting from the movement of freight. Furthermore, as the Company expands its operations, an additional risk of liability may occur. Currently, the Company carries commercial liability insurance in amounts believed to be adequate to cover any losses. However, no assurance can be given that such insurance coverage will be sufficient to fully protect the business and assets of the Company from all claims or that the Company will be able to obtain additional insurance at commercially reasonable rates. To the extent losses or claims are beyond the limits or scope of the Company's insurance coverage, the Company's business and assets could be materially adversely affected. See
"Business -- Safety and Risk Management."

CONTROL BY MANAGEMENT

     Upon completion of this Offering, Dennis A. Bakal, the Company's President and Chief Executive Officer, will beneficially own or have voting control over 2,700,000 shares of Common Stock, or approximately 66.7% (63.7% if the Underwriters' over-allotment option is exercised in full) of the then outstanding shares of Common Stock. Mr. Bakal will therefore be in a position to control the outcome of matters submitted for shareholder approval, including election of the Company's directors, and could thereby affect the selection of management and direct the policies and affairs of the Company. See "Principal Shareholders."

CONTROL BY SOLE DIRECTOR

     As of the date of this Prospectus, Dennis A. Bakal, the Company's Chief Executive Officer, President and majority shareholder, is also the Company's sole director. The Company also does not have an audit or compensation committee. The Company has agreed with the Representative that, within 30 days after the completion of this Offering, the Company will increase to five the number of individuals serving on the Company's Board of Directors, at least two of whom will be independent directors. The new directors will be appointed by Mr. Bakal and shareholders will not have the opportunity to vote on such new members. The Company has also agreed that, for a period of five years following the completion of this Offering, it will use its best efforts to cause the election to its Board of Directors, one designee of the Representative. See "Management." In addition, after the Offering, the Board of Directors will establish audit and compensation committees, at least a majority of the members of which will be independent directors. Until such time as additional members are added to the Board of Directors, Mr. Bakal will be in a position to control the policies and affairs of the Company.

POTENTIAL ACQUISITIONS

     The Company may in the future utilize a portion of the net proceeds of the Offering to pursue acquisitions of complementary services or businesses. Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the write-off of costs, and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on the Company's business, operating results and financial condition. Future acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, services and personnel of the acquired company, the diversion of management's attention from other business concerns, entering markets in which the Company has little or no direct prior experience and the potential loss of key employees of the acquired company. The Company currently has no agreements or understandings with regard to any acquisitions. Shareholders will not vote on any potential acquisitions (unless required by applicable law) nor have the opportunity to review any potential acquisition candidate.

SUBSTANTIAL DILUTION/DISPROPORTIONATE CONSIDERATION PAID BY NEW SHAREHOLDERS

     Based upon the net tangible book value of the Company at March 31, 1997, investors in this Offering will suffer an immediate and substantial dilution of their investment of approximately $4.38 or 73% in net tangible book value per share. The cash consideration to be paid by new investors in this Offering is 99.2% of the total consideration paid for the securities of the Company that will be outstanding after this Offering. See "Dilution."

LACK OF PRIOR MARKET FOR SECURITIES

     Prior to this Offering, there has been no public trading market for the Securities and there can be no assurances that a public trading market for the Securities will develop or, if developed, will be sustained. Although the Company's Securities have been approved for quotation on the Nasdaq SmallCap Market, there can be no assurance that a regular trading market will develop for the Securities offered hereby, or, if developed, that it will be maintained. If for any reason the Company fails to maintain sufficient qualifications for continued listing on the Nasdaq SmallCap Market or a public trading market does not develop, purchasers of the Securities may have difficulty selling their Securities should they desire to do so. In addition, under the

"penny stock" rules, certain restrictions may be placed upon the sale of securities at prices under $5.00, unless such securities qualify for an exemption from the "penny stock" rules, such as a listing on the Nasdaq SmallCap Market. As a result, some brokerage firms will not effect transactions in the Securities if they trade below $5.00, and it is unlikely that any bank or financial institution will accept the Securities as collateral, which could have an adverse effect in developing or sustaining any market for the Securities. See "-- Listing and Maintenance Criteria for Nasdaq System; 'Penny Stock' Regulations."

ARBITRARY DETERMINATION OF OFFERING PRICE AND WARRANT EXERCISE PRICE

     The initial public offering price of the Common Stock and the Warrants have been determined by negotiations between the Company and the Representative and do not necessarily bear any relationship to the Company's assets, net worth or results of operations, or any other established criteria of value. The offering price set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Securities offered hereby. After completion of this Offering, such price may vary as a result of market conditions and other factors. See "Description of Securities" and "Underwriting."

CONFLICTS OF INTEREST BETWEEN MAJORITY SHAREHOLDER AND THE COMPANY

     Dennis A. Bakal, the majority shareholder and sole director of the Company, and his affiliates have in the past engaged in certain transactions with the Company. For example, Mr. Bakal is the sole owner of Professional Sales Group, Inc., a company which subleases to the Company the office and warehouse space from which the Company operates. In addition, Mr. Bakal has personally guaranteed the Company's bank indebtedness, the facilities lease, many equipment operating leases and other liabilities of the Company. To the extent that these guarantees remain in place on December 31, 1997, the Company is obligated to compensate Mr. Bakal for providing such guarantees in an amount equal to 1% of the outstanding balance of such loans and other obligations. The interest of the Company may at times be inconsistent with the interests of Mr. Bakal in his capacity as an officer, director or shareholder of his affiliated entities. The Company has adopted a policy whereby all future transactions with its officers, directors or affiliates must be approved by a majority of disinterested directors of the Company and on terms no less favorable to the Company than those that are generally available from unaffiliated third parties. See "Management -- Executive Compensation/ Employment Agreements" and "Certain Transactions."

PENDING LITIGATION

     The Company, from time to time, is involved in lawsuits in the ordinary course of business. On February 26, 1997 a lawsuit was filed in the U.S. Bankruptcy Court for the Central District of California against both Timely and Truck-Net by the trustee in bankruptcy of a former customer of Timely and Truck-Net seeking to recover alleged preferential payments of approximately $435,000 to and for the benefit of Timely and Truck-Net within the 90 days preceding the filing of such customer's bankruptcy petition. The Company intends to vigorously defend this lawsuit. The Company is unable to predict the outcome of this litigation. If the trustee is successful in this action and is awarded a judgment, such judgment could have a material adverse effect on the Company, its profitability and its financial condition. See "Business -- Litigation."

IMPACT ON MARKET OF WARRANT EXERCISE

     In the event of the exercise of a substantial number of Warrants within a reasonably short period of time after the right to exercise commences, the resulting increase in the amount of Common Stock of the Company in the trading market could materially adversely affect the market price of the Common Stock. See "Description of Securities -- Warrants."

ADJUSTMENTS TO WARRANT EXERCISE PRICE AND EXERCISE DATE

     The Company, in its sole discretion, may reduce the exercise price of the Warrants and/or extend the time within which the Warrants may first be exercised. Further, in the event the Company issues certain securities or makes certain distributions to its shareholders, the exercise price of the Warrants may be reduced. Any such price reductions (assuming exercise of the Warrants) will provide less money for the Company and possibly materially adversely affect the market price of the Securities.

POSSIBLE RESTRICTIONS ON MARKET MAKING ACTIVITIES IN THE SECURITIES

     Although they have no legal obligation to do so, the Underwriters from time to time may act as market makers and otherwise effect transactions in the Securities. Unless granted an exemption by the Securities and Exchange Commission (the "Commission") from Rule 103 of Regulation M under the Exchange Act, the Underwriters will be prohibited from engaging in any market making activities or solicited brokerage activities with respect to the Securities for the period from five business days prior to any solicitation of the exercise of any Warrant or five business days prior to the exercise of any Warrant based on a prior solicitation until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right the Underwriters may have to receive such a fee for the exercise of the Warrants following such solicitation. As a result, the Underwriters may be unable to continue to provide a market for the Securities during certain periods while the Warrants are exercisable. The prices and liquidity of the Securities may be materially and adversely affected by the cessation of the Underwriters' market making activities. In addition, there is no assurance that the Underwriters will continue to be market makers in the Securities. The prices and liquidity of the Securities may be affected significantly by the degree, if any, of the Underwriters' participation in the market. The Underwriters may voluntarily discontinue such participation at any time. Further, the market for, and liquidity of, the Securities may be adversely affected by the fact that a significant amount of the Securities may be sold to customers of the Underwriters. See "Underwriting."

REDEMPTION OF REDEEMABLE WARRANTS

     The Warrants are subject to redemption by the Company, at any time after the First Exercise Date, at a price of $0.125 per Warrant upon 30 days prior written notice to the holders thereof, if the average closing bid price for the Common Stock equals or exceeds $10.50 per share for the 10 consecutive trading days ending on the third day prior to the date of notice of redemption. In the event that the Warrants are called for redemption by the Company, holders thereof will have 30 days during which they may exercise their rights to purchase shares of Common Stock. In the event a current prospectus is not available, the Warrants may not be exercised and the Company will be precluded from redeeming the Warrants. If holders of the Warrants elect not to exercise them upon notice of redemption thereof, and the Warrants are subsequently redeemed prior to exercise, the holders thereof would lose the benefit of the difference between the market price of the underlying Common Stock as of such date and the exercise price of such Warrants, as well as any possible future price appreciation in the Common Stock. As a result of an exercise of the Warrants, existing shareholders would be diluted and the market price of the Common Stock may be adversely affected. If holders of the Warrants fail to exercise their rights under the Warrants prior to the date set for redemption, then they will be entitled to receive only the redemption price, $0.125 per Warrant. See "Description of Securities -- Warrants."

CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION IN CONNECTION WITH THE EXERCISE OF THE WARRANTS

     The Company will be able to issue shares of its Common Stock upon the exercise of the Warrants only if (i) there is a current prospectus relating to the Common Stock issuable upon exercise of the Warrants under an effective registration statement filed with the Commission and (ii) such Common Stock is then qualified for sale or exempt therefrom under applicable state securities laws of the jurisdictions in which the various holders of Warrants reside. Although the Company will undertake to use its best efforts to maintain the effectiveness of a current prospectus covering the Common Stock subject to the Warrants offered hereby, there can be no assurance that the Company will be successful in doing so. After a registration statement becomes effective, it may require continuous updating by the filing of post-effective amendments. A post-effective amendment is required (i) when, for a prospectus that is used more than nine months after the effective date of the registration statement, the information contained therein (including the audited financial statements) is as of a date more than 16 months prior to the use of the prospectus, (ii) when facts or events have occurred which represent a fundamental change in the information contained in the registration statement, or (iii) when any material change occurs in the information relating to the plan of distribution of the securities registered by such registration statement. The Company anticipates that this Registration Statement will remain effective for at least nine months following the date of this Prospectus, assuming a post-effective amendment is not filed by the Company. The Company intends to qualify the sale of the Securities in a limited number of states, although certain exemptions under certain state securities laws may permit the Warrants to be transferred to purchasers in states other than those in which the Warrants were initially qualified. The Company will be prevented, however, from issuing Common Stock upon exercise of the Warrants in those states where exemptions are unavailable and the Company has failed to qualify the Common Stock issuable upon exercise of the Warrants. The Company may decide not to seek, or may not be able to obtain, qualification of the issuance of such Common Stock in all of the states in which the ultimate purchasers of the Warrants reside. In such a case, the Warrants of those purchasers will expire and have no value if such Warrants cannot be exercised or sold. Accordingly, the market for the Warrants may be limited because of the foregoing requirements. See "Description of Securities."

UNDERWRITERS' WARRANTS

     In connection with the Offering, the Company will sell to the Underwriters, for nominal consideration, warrants to purchase an aggregate of 125,000 shares of Common Stock and 125,000 Warrants (the "Underwriters' Warrants"). The Underwriters' Warrants will be exercisable for a period of four years, commencing one year after the effective date of the Registration Statement of which this Prospectus is a part, at an exercise price of 150% of the initial public offering price of the Common Stock and Warrants. The terms of the Warrants underlying such Underwriters' Warrants will be the same as those offered to the public hereby. The holders of the Underwriters' Warrants will have the opportunity to profit from a rise in the market price of the Securities, if any, without assuming the risk of ownership. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Underwriters' Warrants are outstanding. At any time when the holders thereof might be expected to exercise them, the Company would probably be able to obtain additional capital on terms more favorable than those provided by the Underwriters' Warrants.

     The Underwriters have demand and "piggyback" registration rights with respect to the Common Stock, the Warrants and the underlying Common Stock subject to the Underwriters' Warrants. Any future exercise of these registration rights may cause the Company to incur substantial expense and could impair the Company's ability to raise capital through the public sale of its securities. See "Dilution," "Shares Eligible for Future Sale" and "Underwriting."

LISTING AND MAINTENANCE CRITERIA FOR NASDAQ SYSTEM; "PENNY STOCK" REGULATIONS

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers the Nasdaq SmallCap Market, requires that, in order for a company's securities to be listed on the Nasdaq SmallCap Market, the Company must have $4,000,000 in total assets, a $1,000,000 market value of the public float and $2,000,000 in total capital and surplus. Further, initial listing requires two market makers and a minimum bid price of $3.00 per share. Continued inclusion on the Nasdaq SmallCap Market currently requires two market makers and a minimum bid price of $1.00 per share; provided, however, if the price of the Common Stock falls below the minimum bid price, the shares will remain eligible for continued inclusion if the market value of the public float is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. If the Company fails to maintain the minimum threshold requirements to maintain its inclusion on the Nasdaq SmallCap Market, it would lose its listing, and trading in the Securities would be conducted, if at all, in the over-the-counter market known as the NASD OTC Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Securities.

     The Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share subject to certain exceptions. At such time as the Securities have been accepted for quotation on the Nasdaq SmallCap Market, they will initially be exempt from the definition of "penny stock." If the Securities are later removed from listing, and are traded at a price below $5.00, the Securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such Securities to persons other than established customers and institutional accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such Securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market and the risks of investing in the Common Stock and Warrants. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the Securities, and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the Securities and may affect the ability of purchasers in this Offering to sell the Securities in the secondary market.

FUTURE SALES OF COMMON STOCK PURSUANT TO RULE 144

     The 2,600,000 shares of Common Stock issued prior to this Offering are "restricted securities" as that term is defined by Rule 144 under the Securities Act, and, in the future, may be sold in compliance with Rule 144 or pursuant to an effective registration statement. The 2,500,000 shares owned by Mr. Bakal are subject to the provisions of a lock-up agreement between Mr. Bakal and the Representative. Ordinarily, under Rule 144, a person who is an affiliate of the Company (as that term is defined in Rule 144) and who has beneficially owned restricted securities for a period of one year may, every three months, sell in brokerage transactions an amount that does not exceed the greater of (i) 1% of the outstanding number of shares of a particular class of such securities or
(ii) the average weekly trading volume in such securities on all national exchanges and/or reported through the automated quotation system of a registered securities association during the four weeks prior to the filing of a notice of sale by a securities holder. In the future, sales of restricted stock pursuant to Rule 144 may have an adverse effect on the market price of the Company's Common Stock should a public trading market develop for such shares.

     In addition to the restrictions under Rule 144, the shares of Common Stock owned by Mr. Bakal upon completion of the Offering or upon the exercise of any stock options held by him will be subject to a lock-up period of 60 months from the date of this Prospectus, subject to earlier release if consented to by the Representative or upon the Company's achievement of certain performance goals. See "Shares Available for Future Sale."

     Prior to this Offering, there has been no market for the Common Stock. The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock, or the availability of such shares for sale, will have on the market price of Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

NO DIVIDENDS ANTICIPATED

     The Company intends to retain all future earnings for use in the development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER PROVISIONS; POSSIBLE ADVERSE EFFECT OF ISSUANCE OF PREFERRED STOCK ON MARKET PRICE AND RIGHTS OF COMMON STOCK

     The Company's Articles of Incorporation and Bylaws include provisions that may discourage or prevent certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over then current market prices. In addition, the Board of Directors has the authority to issue 100,000 shares of "blank check" preferred stock (the "Preferred Stock") and fix the rights and preferences thereof. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of any series of Preferred Stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock. Holders of Preferred Stock issued in the future may have the right to receive dividends and certain preferences in liquidation and conversion rights. The issuance of such Preferred Stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which shareholders may receive premiums for their Common Stock and adversely affect the voting and other rights of the holders of the Common Stock. See "Description of Securities."

ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     The Company's Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting. The Bylaws of the Company also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

REPRESENTATIVE'S POTENTIAL INFLUENCE ON THE COMPANY

     In connection with this Offering, the Company will have certain continuing relationships with the Representative, some of which may adversely affect the Company's results of operations. The Company has agreed with the Representative that (i) it will sell to the Underwriters the Underwriters' Warrants (including the grant of "piggyback" and demand registration rights), (ii) it will pay, under certain conditions, to the Underwriters a warrant solicitation fee equal to 5% of the exercise price of the Warrants exercised and (iii) it will use its best efforts to cause the election to its Board of Directors one designee of the Representative. Any of the foregoing relationships may adversely impact the Company, its profitability and its financial condition, or its ability to raise additional capital for its business should the need arise during the term of the above agreements. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock and Warrants offered by the Company hereby are estimated to be approximately $6,381,000 (approximately $7,397,000 if the Underwriters' over-allotment option is exercised in full). The Company expects such net proceeds (assuming no exercise of the Underwriters' overallotment option) to be utilized in approximately the manner set forth in the following table:

                                                   APPROXIMATE DOLLAR   APPROXIMATE PERCENTAGE
APPLICATION OF PROCEEDS                                  AMOUNT            OF NET PROCEEDS
-----------------------                            ------------------   ----------------------
Purchase of trailers(1)..........................      $2,000,000                31.4%
Purchase of computer and related equipment(2)....         250,000                 3.9
Working capital and general corporate
  purposes(3)....................................       4,131,000                64.7
                                                       ----------               -----
          Total..................................      $6,381,000                 100%
                                                   ==============       =================

---------------

(1) The Company intends to purchase trailers in order to permit expansion of its operations. These trailers will generally consist of 53-foot long, high cubic capacity units. See "Business -- Equipment and Technology."
(2) The Company plans in the next year to upgrade its computer hardware, software and communications technology in order to further streamline the Company's operations. See "Business -- Equipment and Technology."
(3) Such purposes may include the payment of rent for the Company's executive offices (to an affiliate of the Company's Chief Executive Officer), general and administrative expenses, capital expenditures, payment of accounts payables and accrued expenses, marketing expenses, working capital in the form of accounts receivable as a result of the expansion of the Company's operations and satisfaction of certain corporate obligations.

     A portion of the net proceeds may be used for acquisitions. Although the Company is engaged from time to time in discussions relating to possible acquisitions, the Company presently has no agreements, understandings or commitments with respect to any acquisitions. The foregoing represents the Company's current estimate of its allocation of the net proceeds of this Offering based upon the current status of its business operations, its current plans, and current economic and industry conditions. Future events, as well as changes in economic or competitive conditions or the Company's business and the results of the Company's sales and marketing activities, may make different uses of funds necessary or desirable.

     If the Underwriters exercise the over-allotment option in full, the Company will realize additional net proceeds of approximately $1,016,000, which will be added to the Company's working capital.

     The Company believes that the proceeds of this Offering, together with cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of this Offering. The Company's financial requirements will depend upon, among other things, the growth rate of the Company's business, the amount of cash flow generated by operations and the Company's ability to borrow funds or enter into lease or purchase financing arrangements for the acquisition of new vehicles or for working capital purposes. Should the Company require additional debt or equity financing to support its operations, there can be no assurance that such additional financing will be available to the Company on commercially reasonable terms, or at all.

     Proceeds not immediately required for the purposes described above will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

     The Company anticipates that the proceeds, if any, received from any exercise of the Warrants or the Underwriters' Warrants (including the Warrants therein) will be utilized for working capital and other corporate purposes.

                                    DILUTION

     The difference between the initial public offering price per share of Common Stock and the pro forma net tangible book value per share of Common Stock after this Offering constitutes the dilution to investors in this Offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total assets less intangible assets and liabilities) by the total number of shares of Common Stock outstanding.

     At March 31, 1997, the net tangible book value (deficit) of the Company was $(138,004), or approximately $(0.05) per share. After giving effect to the sale by the Company of the 1,250,000 shares of Common Stock and the 1,250,000 Warrants and the Company's use of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the pro forma net tangible book value of the Common Stock at March 31, 1997 would have been $6,242,778, or approximately $1.62 per share. This represents an immediate increase in pro forma net tangible book value of $1.67 per share to the Company's present shareholders and an immediate dilution of $4.38 per share to the purchasers of shares of Common Stock in this Offering. The following table illustrates this per share dilution:

Initial public offering price (per share of Common
  Stock)(1).................................................            $6.00
Net tangible book value per share at March 31, 1997.........  $(0.05)
Increase per share attributable to shares offered hereby....    1.67
                                                              ------
Pro forma net tangible book value per share after
  Offering..................................................             1.62
                                                                        -----
Dilution of net tangible book value per share to purchasers
  in this Offering(2).......................................            $4.38
                                                                        =====

---------------

(1) Represents the initial public offering price per share of Common Stock (excluding Warrants) before deduction of the underwriting discount and estimated expenses of the Offering.
(2) Assuming no exercise of Warrants or the Underwriters' over-allotment option. See "Description of Securities" and "Underwriting."

     The following table sets forth on a pro forma basis as of March 31, 1997, the number and percentage of shares of Common Stock issued, and the amount and percentage of consideration and average price per share paid by existing shareholders of the Company, and to be paid by purchasers pursuant to this Offering (based upon an initial public offering price of $6.00 per share of Common Stock and before deducting the underwriting discount and estimated expenses of this Offering):

                                           OWNERSHIP            CONSIDERATION
                                      -------------------    --------------------     AVERAGE
                                      NUMBER OF                                        PRICE
                                       SHARES     PERCENT      AMOUNT     PERCENT    PER SHARE
                                      ---------   -------    ----------   -------    ---------
Existing Shareholders...............  2,600,000     67.5%    $   57,166     0.76%     $ 0.02
New Shareholders....................  1,250,000     32.5      7,500,000    99.24        6.00
                                      ---------   ------     ----------   ------
          Total.....................  3,850,000   100.00%    $7,557,166   100.00%
                                       ========   ======      =========   ======

     The foregoing table gives effect to the sale of the shares of Common Stock offered hereby and does not give effect to the exercise of the Underwriters' over-allotment option, any Warrants or the Underwriters' Warrants.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 and as adjusted giving effect to the sale by the Company of the 1,250,000 shares of Common Stock and 1,250,000 Warrants offered hereby and the application of estimated net proceeds therefrom as set forth under "Use of Proceeds." The table has not been adjusted to give effect to the exercise of the Underwriters' over-allotment option, the exercise of the Warrants, or the exercise of the Underwriters' Warrants. This table should be read in conjunction with the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                   MARCH 31, 1997
                                                              ------------------------
                                                                            PRO FORMA
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
Cash........................................................  $  202,146   $4,332,928
                                                               =========    =========
Current maturities of long-term debt and capital lease
  obligations...............................................  $  482,325   $  482,325
                                                               =========    =========
Long-term debt and capital lease obligations, net of current
  maturities................................................  $2,249,708   $2,249,708
Shareholders' equity:
  Preferred Stock, no par value, 100,000 shares authorized,
     none issued and outstanding............................          --           --
  Common Stock, no par value, (20,000,000 shares authorized,
     2,600,000 shares issued and outstanding; as adjusted,
     3,850,000 shares issued and outstanding)(1)............          --           --
  Additional paid-in capital................................      57,166    6,307,718
  Warrants..................................................          --      130,230
  Accumulated deficit.......................................    (195,170)    (195,170)
                                                              ----------   ----------
          Total shareholders' equity (deficit)..............    (138,004)   6,242,778
                                                              ----------   ----------
            Total capitalization............................  $2,111,704   $8,492,486
                                                               =========    =========

---------------

(1) Does not include (i) the 1,250,000 shares of Common Stock issuable upon the exercise of the Warrants offered hereby, (ii) up to 187,500 shares of Common Stock and 187,500 Warrants issuable upon exercise of the Underwriters' over-allotment option, (iii) the 187,500 shares of Common Stock issuable upon exercise of the Warrants included in the Underwriters' over-allotment option, (iv) the 250,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants (including the Warrants therein), or (v) 1,300,000 shares of Common Stock issuable upon the exercise of stock options outstanding on the date hereof. See "Management -- Stock Option Plan," "Description of Securities" and "Underwriting."

                                DIVIDEND POLICY

     The Company intends to retain any future earnings for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon a number of factors, including the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. There are no covenants in any loan documents to which the Company is currently a party which restrict the Company's ability to declare or pay dividends. There is no assurance, however, that such restrictions will not be agreed to by the Company in future financing transactions.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents selected consolidated financial data as of and for each of the fiscal years ended December 31, 1995 and 1996 which have been derived from the Company's audited consolidated financial statements included elsewhere in this Prospectus. The selected consolidated financial data as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company which include all adjustments, consisting of only normal recurring adjustments (except as provided in footnote 1 below), which the Company considers necessary for a fair presentation and results of operations for these periods. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the related notes thereto.

                                        YEARS ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                        -------------------------   ----------------------------
                                           1995          1996          1996            1997
                                        -----------   -----------   -----------   --------------
STATEMENT OF OPERATIONS DATA:
Operating revenues....................  $17,484,765   $21,172,201   $ 4,128,024    $ 7,413,873
Operating expenses....................   17,704,476    20,629,835(1)  4,367,112      7,289,310(1)
Income (loss) from operations.........     (219,711)      542,366      (239,088)       124,563
Other income (expense)................      (30,489)     (221,288)      (82,538)        (7,620)
Pro forma income (loss) before income
  taxes...............................     (250,200)      321,078      (321,626)       116,943
Benefit (provision) for income
  taxes(2)............................       22,000       (95,000)       86,000        (68,000)
Pro forma benefit (provision) for
  income taxes(3).....................       73,000       (42,000)       36,000         24,000
                                        -----------   -----------   -----------    -----------
Net income (loss) before income tax
  provision due to change in tax
  status..............................     (155,200)      184,078      (199,626)        72,943
Income tax provision due to change in
  tax status(4).......................           --            --            --       (246,000)
Pro forma net income (loss)...........  $  (155,200)  $   184,078   $  (199,626)   $  (173,057)
                                        ===========   ===========   ===========    ===========
Pro forma net income (loss) per
  share...............................  $     (0.06)  $      0.06   $     (0.08)   $     (0.07)
                                        ===========   ===========   ===========    ===========
Weighted average number of common and
  common equivalent shares
  outstanding.........................    2,500,000     3,281,862     2,533,333      2,600,000
                                        ===========   ===========   ===========    ===========
OPERATING DATA:
Number of tractors....................           76           150            70            150
Number of trailers....................          149           248           118            248
Average revenue per mile(5)...........  $      1.17   $      1.11   $      1.15    $      1.11

                                                                              MARCH 31, 1997
                                                        DECEMBER 31,   ----------------------------
                                                            1996         ACTUAL      AS ADJUSTED(6)
                                                        ------------   -----------   --------------
BALANCE SHEET DATA:
Working capital.......................................   $  354,092    $   106,623    $ 4,237,405
Total assets..........................................    5,344,879      6,305,292     12,686,074
Total liabilities.....................................    5,345,826      6,443,296      6,443,296
Shareholders' equity (deficit)........................         (947)      (138,004)     6,242,778

---------------

(1) For the year ended December 31, 1996, the Company has recorded $120,000 in non-cash compensation expense on a pro forma basis to reflect the fair value of services provided by Dennis A. Bakal for the period July 1, 1996 through December 31, 1996. A similar non-cash adjustment of $60,000 has been made for the three months ended March 31, 1997 to reflect the fair value of services provided during that period. See Note 5 to the Consolidated Financial Statements.
(2) Reflects the Company's tax provision as required by SFAS No. 109, "Accounting for Income Taxes."
(3) For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1996, the benefit (provision) has been presented on a pro forma basis as if the Company and all of its subsidiaries had been C corporations for federal and state income tax purposes during these periods.

(4) An adjustment of $246,000 has been made in the three months ended March 31, 1997 to record the cumulative deferred income taxes attributable to the Company and certain of the Company's subsidiaries which were previously not subject to corporate-level income taxes. These deferred income taxes, of which approximately $82,000 is reflected as a current liability, result from the use of accelerated depreciation and cash basis tax reporting by these entities. See Note 8 to the Consolidated Financial Statements.
(5) Based on revenues of Timely before any inter-company eliminations.
(6) Adjusted to give effect to the sale of 1,250,000 shares of Common Stock and 1,250,000 Warrants offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds." No effect has been given to the exercise of (i) the Warrants, (ii) the Underwriters' over-allotment option or (iii) the Underwriters' Warrants (including the Warrants therein). See "Underwriting."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the Company's financial condition as of March 31, 1997 and the Company's results of operations for the years ended December 31, 1995 and 1996 and the three month periods ended March 31, 1996 and 1997 should be read in conjunction with the Company's Financial Statements and notes thereto included elsewhere in this Prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The financial information provided below has been rounded in order to simplify its presentation. However, the percentages provided below are calculated using the detailed financial information contained in the Consolidated Financial Statements, the notes thereto and the other financial data included elsewhere in this Prospectus.

OVERVIEW

     Through December 31, 1996, the Company, Timely and Truck-Net operated as three separate entities. At such time, Dennis A. Bakal, the Company's majority shareholder and sole director owned all of the shares of Timely and Truck-Net. Effective January 1, 1997, Mr. Bakal contributed his ownership in Timely and Truck-Net to the Company, along with his ownership of PTG, a previously inactive company. On December 31, 1996, PTG acquired certain assets (subject to certain liabilities), business, operating authorities, names and customer lists of Rapid Transit ("Rapid"), the courier division of a company controlled by Mr. Bakal, and certain fixed assets from another company owned by Mr. Bakal, all in exchange for amounts due the Company, Timely and Truck-Net from the former corporate owner of Rapid. See "Certain Transactions."

     Timely, organized in 1991, performs contract truckload ground transportation services primarily for customers in the air freight and expedited delivery markets. In November 1995, Timely entered into an agreement to perform trucking services for FedEx and became one of FedEx's eight core carriers. Under the core carrier concept, a limited number of carriers are selected by a shipper to provide scheduled services between points for a contractually determined period of time. Such agreements specify routes, pricing (normally determined by route), equipment specifications and performance standards. In addition, such agreements generally provide for pricing adjustments based on fuel pricing or changes in cost structure at predetermined times. For the years ended December 31, 1996 and 1995, FedEx accounted for approximately 35% and 30%, respectively, of the consolidated operating revenues of the Company. For the quarter ended March 31, 1997, FedEx accounted for approximately 44% of the Company's consolidated operating revenues. Since the inception of the agreement, the Company has consistently exceeded the required performance standards under the agreement, and management anticipates the renewal of the agreement when it expires in November 1998. There can be no assurance, however, that this agreement will be renewed.

     In developing its niche in the industry, Timely has concentrated, since January 1994, on the contract carriage of truckload freight for the air freight and expedited delivery markets. By concentrating in these markets, the Company has eliminated the need for terminals and has been able to focus its efforts on acquiring equipment and recruiting drivers and other personnel.

     Truck-Net, a licensed freight broker acquired by Mr. Bakal in 1991, performs truckload brokerage services in the same air freight and expedited delivery markets served by Timely. As a broker, Truck-Net matches a shipper with a specific routing and/or equipment need with a carrier able to satisfy the shipper's particular requirements. All carriers used by Truck-Net are required to be properly certificated and to have a current certificate of insurance. When logistically feasible, Truck-Net utilizes Timely's equipment to complete the brokerage contracts. During the year ended December 31, 1996, Truck-Net was able to utilize Timely's equipment for approximately 14.5% of its shipments. The Company anticipates that this utilization will increase in the future as the Company expands.

     Truck-Net offers its services to customers on a contract basis. Some of its services provide specific scheduled runs for a definite time period, and others provide deliveries on an as needed basis by the shipper. Truck-Net's largest customer, Panalpina, the U.S. subsidiary of a major European air freight forwarder, accounted for approximately 16% and 8% of the Company's consolidated operating revenues for the year ended December 31, 1996 and 1995, respectively and approximately 17% for the quarter ended March 31, 1997.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1997 compared to Three Months Ended March 31,
1996

     The Company's operating revenues increased approximately $3.3 million, or 80%, to approximately $7.4 million during the three months ended March 31, 1997, from approximately $4.1 million for the three months ended March 31, 1996. For the quarter ended March 31, 1997, Timely, Truck-Net and PTG accounted for approximately $5.2 million, $1.9 million and $288,000, respectively, of the Company's revenues. The increase in the Company's operating revenues is primarily attributable to the expansion of Timely and Truck-Net operations for major customers such as FedEx and Panalpina. Revenues for the three month period ended March 31, 1996 were adversely affected by severe weather conditions in the northeastern portion of the U.S. during January and February 1996. In addition, in February 1996, a major customer of both Timely and Truck-Net filed a Chapter 7 bankruptcy petition. See "-- Year Ended December 31, 1996 compared to Year Ended December 31, 1995" and "Business -- Litigation." The combination of the severe weather conditions and the bankruptcy idled certain of the Company's equipment and drivers during the first quarter of 1996.

     The Company's operating expenses increased approximately $2.9 million, or 67%, to approximately $7.3 million in the three months ended March 31, 1997, from approximately $4.4 million in the three months ended March 31, 1996. For the quarter ended March 31, 1997, Timely, Truck-Net and PTG accounted for approximately $5.1 million, $1.9 million and $276,000, respectively, of the Company's operating expenses. The increase in the Company's operating expenses is primarily due to increased levels of operation of both Timely and Truck-Net, which required investments by the Company in additional personnel, equipment and office space. In addition, the operating expenses for the three month period ended March 31, 1997 reflect $60,000 in compensation expense on a pro forma basis to reflect the fair value of services provided by Mr. Bakal during the period. See Note 5 to the Consolidated Financial Statements.

     Prior to January 1, 1997, the Company and all of its subsidiaries except Truck-Net had elected to be treated as S Corporations for federal and state income tax purposes. Accordingly, all income or losses of these companies were recognized by the shareholders of the companies on their individual tax returns. The accompanying statement of operations for the three months ended March 31, 1996 reflects a tax benefit on a pro forma basis as if the Company and all its subsidiaries were liable for federal income taxes as taxable corporate entities for such period. For the three month period ended March 31, 1997, the Company has recognized a tax provision totaling $290,000, of which $246,000 (approximately $0.10 per share) is a one-time charge related to the termination of the S Corporation election of the Company and its subsidiaries (except Truck-Net) and represents the recognition of deferred tax liabilities attributable to these entities, which treatment is mandated by SFAS Statement No. 109, "Accounting for Income Taxes." The change in the Company's income tax provision from a benefit of $122,000 for the three months ended March 31, 1996 to a provision of $44,000 (excluding the $246,000 one-time charge) for the three months ended March 31, 1997 is a direct result of the change in income before income taxes from a loss of approximately $322,000 in the first quarter of 1996 to income of approximately $117,000 in the first quarter of 1997.

     The Company's pro forma net loss decreased approximately $27,000, or 13%, to approximately $173,000 for the first quarter of 1997 from approximately $200,000 for the first quarter of 1996 primarily as a result of increased revenues. Pro forma net income would have increased approximately $273,000 had it not been necessary for the Company to record the tax provision related to the change in tax status of the Company and certain of its subsidiaries.

  Year Ended December 31, 1996 compared to Year Ended December 31, 1995.

     The Company's operating revenues increased approximately $3.7 million, or 21%, to approximately $21.2 million during the year ended December 31, 1996, from approximately $17.5 million for the year ended December 31, 1995. This increase is attributable to (i) the inclusion for the entire year of revenues for Timely from the FedEx agreement, which commenced in November 1995, (ii) the growth of the transit services provided by Truck-Net for Panalpina, the scope of which expanded in August 1996, and (iii) the inclusion of the revenues of Rapid for the year ended December 31, 1996. For the year ended December 31, 1996, Timely accounted for approximately $13.6 million or 64.1% of the Company's revenues, Truck-Net accounted for approximately $6.5 million or 30.7% of the Company's revenues and PTG accounted for approximately $1.1 million or 5.2% of the Company's revenues.

     While revenues in 1996 increased, the Company believes that certain factors prevented additional revenue growth. Specifically, in February 1996, a major customer of both Timely and Truck-Net filed a Chapter 7 bankruptcy petition. See "Business -- Litigation." At the time of the bankruptcy this customer was responsible for approximately $70,000 in weekly aggregate revenues for the two companies and had generated revenues for the companies of approximately $2.1 million for the year ended December 31, 1995. The bad debt expense recorded by the Company in 1995 due to this bankruptcy filing was approximately $425,000. In addition, severe weather conditions during January and February 1996 in the northeastern portion of the U.S. reduced trucking activities, idling certain of the Company's drivers and equipment during the first quarter of 1996.

     The Company's operating expenses increased approximately $2.9 million, or 16.5%, to approximately $20.6 million in the year ended December 31, 1996 from approximately $17.7 million in the year ended December 31, 1995. The increase is primarily due to increased levels of operation which required additional support staff and office space and increased investment in support equipment and systems. The Company's operating expenses consist primarily of the direct costs attributable to operation of the Company's equipment including driver payroll and related costs, fuel, equipment rental, etc., and in the case of Truck-Net, the cost of purchased transportation. In June 1995, Timely began using an unrelated third party employee leasing company to provide drivers. This move was prompted by growing payroll-related costs, such as employee health and worker's compensation insurance, being incurred by the Company. The leasing company, with a much broader employee base, is able to obtain more favorable rates for the requisite coverage. The fee charged by the leasing company for its services includes all employer-related taxes and expenses and allows the Company to realize a substantial savings in such costs. In February 1997, all remaining Company employees (except for executive officers) were transferred to the leasing company. For the year ended December 31, 1996, Timely accounted for approximately $13.4 million or 64.8% of the Company's operating expenses and Truck-Net accounted for approximately $6.3 million or 30.7% of the Company's operating expenses and PTG accounted for approximately $936,000 or 4.5% or the Company's operating expenses.

     Other expense increased approximately $191,000 to approximately $221,000 in 1996 from approximately $30,000 in 1995 primarily due to increased interest costs in 1996 over 1995. This increase was due to increased financing activity related to the purchase of equipment in lieu of leasing. In addition, in 1995 a subsidiary of the Company received a one-time $100,000 management fee from a company controlled by Mr. Bakal, which fee was not received in 1996.

     Prior to January 1, 1997, the Company and all of its subsidiaries except Truck-Net had elected to be treated as S corporations for federal and state income tax purposes. Accordingly, all income or losses of these companies were recognized by the shareholders of the companies on their individual tax returns. The accompanying statements of operations reflect income tax provisions or benefits on a pro forma basis as if the Company and all of its subsidiaries were liable for federal and state income taxes as taxable corporate entities for both of the years presented. The change in the Company's income tax expense from a benefit of $95,000 in 1995 to a provision of $137,000 in 1996 is a direct result of the change in pretax income from a loss of approximately $250,000 in 1995 to income of approximately $321,000 in 1996.

     Pro forma net income increased approximately $339,000 to approximately $184,000 in 1996 from a loss of approximately $155,000 in 1995 primarily as a result of increased revenues.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had working capital of approximately $107,000 at March 31, 1997. The Company's primary long-term and working capital requirements have been to fund capital expenditures for tractors, trailers, computer and satellite communications equipment and for financing accounts receivable. The Company's expansion over the last several years primarily has been financed by bank borrowings and lease financing. Most of the Company's requirements for tractors have been met through leases from large national leasing companies or through the leasing programs of the manufacturer. It is the Company's intention to continue to acquire new tractors through operating leases, while purchasing new trailers. The Company is unable to estimate the amounts of cash which will be required to fund its future equipment needs. However, the Company anticipates that upon completion of this Offering it will be able to replace its currently leased equipment, as the leases terminate, and obtain equipment on more favorable terms.

     Net cash provided by operating activities totaled approximately $221,000 in 1996 compared to a use of approximately $194,000 in 1995. This increase in cash flow from operations resulted primarily from improved operating results, increased depreciation, and an increase in accounts payable, partially offset by a rise in accounts receivable which resulted from the significant increase in transportation volumes in December 1996 compared to the same period in 1995.

     Cash used in investing activities decreased from approximately $1.1 million in 1995 to approximately $107,000 in 1996 as Timely's revenue equipment purchase program wound down and the Company began making more extensive use of operating lease agreements for its equipment acquisitions. Net cash provided by financing activities totaled approximately $1.27 million in 1995 as the Company made long-term borrowings to finance Timely's equipment additions. Net cash provided from financing activities decreased to approximately $118,000 in 1996 reflecting reduced capital requirements as a result of the significant reduction in property and equipment purchases and the increased use of operating leases for equipment acquisitions.

     On March 28, 1997, Dennis A. Bakal, the Company's sole director and majority shareholder, entered into a revolving loan agreement with SouthTrust Bank of Georgia, NA ("SouthTrust") under which SouthTrust advanced to the Company, through Mr. Bakal, approximately $1.9 million, including a sub-limit of up to $300,000 for stand-by letters of credit. Mr. Bakal has pledged certain personal assets as security for the loan and the Company and its subsidiaries have pledged substantially all of their assets, including accounts receivable, to provide further security for the loan and have guaranteed Mr. Bakal's performance under the agreement. Mr. Bakal's agreement with SouthTrust provides for an interest rate equal to 0.75% above SouthTrust's Base Rate (as defined therein) and the loan's original maturity date was January 31, 1998. In May 1997, SouthTrust provided the Company a binding letter extending the maturity date to April 1, 1998. It is anticipated that subsequent to the completion of this Offering, the loan will be restructured with the Company replacing Mr. Bakal as the borrower, the amount available under the line increased and the maturity date of the loan extended. Such restructuring will assist the Company to fund future growth. Under the terms of an agreement between Mr. Bakal, the Company and its subsidiaries, such entities have agreed to accept advances, through Mr. Bakal, on the same terms and conditions agreed to by Mr. Bakal and SouthTrust. The letter of credit facility has been granted to Timely, and its performance has been guaranteed by the Company, its other subsidiaries and Mr. Bakal. The Company used the proceeds of the loan from SouthTrust to repay all of its outstanding indebtedness with SunTrust Bank, Atlanta.

     The Company believes that the proceeds of this Offering, together with cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of this Offering. The Company's financial requirements will depend upon, among other things, the growth rate of the Company's business, the amount of cash flow generated by operations and the Company's ability to borrow funds or enter into lease or purchase financing arrangements for the acquisition of new equipment or for working capital purposes. Should the Company require additional debt or equity financing to support its operations, there can be no assurance that such additional financing will be available to the Company on commercially reasonable terms, or at all. At March 31, 1997, the Company had approximately $202,000 of cash.

INFLATION

     Inflation has not had a material effect on the Company's operations. If inflation increases, the Company will attempt to increase its rates to offset its increased expenses. No assurances can be given, however, that the Company will be able to adequately increase its prices in response to inflation.

                                    BUSINESS

OVERVIEW

     Professional Transportation Group Ltd., Inc., a Georgia corporation (the "Company"), is a transportation services company that provides ground transportation and logistics services for the air freight industry throughout the continental United States. The Company was founded by Dennis A. Bakal in October 1990, and he is the Company's majority shareholder and sole director. The Company serves as a holding company for its three operating subsidiaries:
Timely Transportation, Inc. ("Timely"), Truck-Net, Inc. ("Truck-Net"), and PTG, Inc. ("PTG"). Effective January 1, 1997, Mr. Bakal contributed his shares of Timely, Truck-Net, and PTG to the Company. For the year ended December 31, 1996, Timely accounted for approximately $13.6 million or 64.1% of the Company's revenues, Truck-Net accounted for $6.5 million or 30.7% of the Company's revenues and PTG accounted for $1.1 million or 5.2% of the Company's revenues.

     The Company's consolidated revenues increased by 37% from 1994 to 1995 and by 21% from 1995 to 1996. The Company attributes its growth to management's knowledge and experience in the air freight industry, consistent, on-time deliveries, and superior customer service. Management believes that revenues will continue to increase, as trends toward an expansion of core carrier relationships and a trend toward reductions of private fleets and greater outsourcing by shippers favor more efficient and cost-effective providers of transportation services.

INDUSTRY

     The Company's two main businesses, Timely and Truck-Net, operate in the non-local segment of the trucking industry, which segment had revenues of $330 billion in 1995. A further refinement of the industry segment would place Timely's and Truck-Net's operations in the $55 billion (1995) for-hire truckload carrier segment. Truckload carriers typically transport full trailer loads directly from origin to destination without enroute handling.

     The air freight industry has changed dramatically over the last two decades. Prior to 1980, shippers of air freight used both freighter aircraft operated by passenger and freight airlines and passenger aircraft, with the limited capacity of their cargo compartments, for the movement of goods. In the late 1970s and the early 1980s, fundamental changes in the air freight industry began to constrain freight activity. The passenger airlines gradually eliminated their freighter aircraft, coinciding with the consolidation of the major U.S. based all-freight airlines and the emergence and growth of the integrated carriers, such as FedEx, United Parcel Service ("UPS"), Emery Worldwide ("Emery"), Burlington Air Express ("Burlington") and Airborne Freight. Although these integrated carriers operate their own dedicated fleets of aircraft, trucks and delivery vans, they focus on the shipment of size- and weight-restricted packages and freight. Freighters and "combi" (combination passenger/freight) aircraft continued to carry international freight, but domestic packages and freight not meeting the restrictions of the integrated carriers were relegated to available space in the limited-capacity cargo holds of passenger aircraft. Passenger aircraft operate predominately during the daytime, although freight had historically moved at night. The imposition of curfews at major airports to reduce noise during early morning hours and the elimination of freighter aircraft operated by passenger airlines limited freight activity even more.

     All of these changes resulted in the development of the concept of "deferred freight," which is freight that generally is time sensitive (two or three day delivery), but does not have the immediacy of next day or overnight delivery. The additional time available for completion of a deferred freight shipment makes overland transportation by truck a viable alternative to transportation by air. Time definite trucking of air freight has developed as the answer to the overland movement of deferred freight. While many in the industry have focused on regional business, the Company's emphasis has been on servicing the "deferred freight" needs of the air freight industry nationally. This service meets the required delivery parameters of the customers, but in a much more cost sensitive environment than overnight freight. The overnight delivery so common in today's business environment is primarily limited to package (letter and document) freight and the movement of heavier freight (up to 150 pounds per piece or 300 pounds per shipment). The deferred freight market has developed to primarily handle shipments of greater than 300 pounds. The Company, through the operations of Timely and Truck-Net, has positioned itself to serve the needs of this market.

STRATEGY

     The Company's business strategy is to establish itself as a preferred provider of high-quality, cost-effective transportation and logistics services to the air freight industry. Key elements of the Company's strategy include the following:

          Deliver Superior Customer Service and Add Value. Expedited on-time delivery is the mission of the air freight industry, and in order to meet the needs of the industry, the Company provides time-definite pickup and delivery. Compared with deferred air freight services, the Company offers comparable transit times at much lower prices. The Company uses experienced driver teams and modern technology to ensure that customers receive quality service. The Company does not always strive to be the lowest-cost carrier for its customers, but instead focuses on providing value (such as real time tracking of a shipment) beyond any marginally higher price its customers might pay.

          Utilize Available Technology and Modern Equipment. Due to customer demands for real time information on their shipments and on-time deliveries, the Company utilizes modern satellite technology to track its vehicles. The Company's use of the QUALCOMM tracking system allows the Company to provide customers with precise information on the status of their shipments and notify them of any potential delays. In addition, the system provides valuable information on a truck's speed, mileage, fuel consumption, and other factors that enable the Company to increase efficiency and reduce costs. The Company also has developed a proprietary route optimization software program to assist management in analyzing the most cost-effective route system for the Company's fleet.

          Attract and Retain Highly-Skilled and Motivated Employees. To provide superior customer service, the Company relies on a dedicated team of professional drivers, administrators and managers committed to serving customers. Through a recruitment and hiring program, the Company hires only professional drivers who are selected based on experience, safety record, and a personal evaluation. The competition for experienced drivers is intense, but by providing modern equipment and offering competitive salaries and dedicated routes, the Company is successful in recruiting and retaining productive, satisfied drivers. The Company's success in reducing driver turnover rate has contributed to an overall increase in its efficiency and reduction of the expenses associated with hiring, training and integrating new employees.

TRANSPORTATION SERVICES

     Through its Timely subsidiary, which was formed in 1991, the Company provides time-definite truckload transportation services for companies in the air freight and expedited delivery markets. Operating both common carrier and dedicated fleet services for its air freight customers, Timely moves freight across long and short distances with very precise schedules for pickups and deliveries. The Company's "Almost as Fast as Air"(SM) service has transit times comparable to those of deferred air freight.

     As of March 31, 1997, Timely operated approximately 150 company-owned or leased tractors and used ten owner-operators that may provide one or more pieces of operating equipment. Timely operates in all of the 48 contiguous states, but its primary activity is in the eastern half of the U.S. As of March 31, 1997, approximately 82% of the tractors operated by Timely served dedicated lane segments.

LOGISTICS-MANAGEMENT SERVICES

     Through its Truck-Net subsidiary, which was acquired by Mr. Bakal in July 1991, the Company operates as a broker of truckload services to the air freight industry. Since many air cargo carriers and air freight forwarders do not own trucks, they rely upon third party carriers for ground transportation services. Through logistics companies like Truck-Net, a shipper can place a single call to arrange truckload services anywhere in the United States, without having to contact numerous individual carriers who may or may not have a truck available for a particular shipment to a particular destination.

     Truck-Net maintains a network of over 350 truckload carriers. Upon receiving a call from a customer, a Truck-Net representative contacts various truckload carriers until locating one that has the time and the proper equipment to transfer the freight. The Truck-Net representative will make all of the arrangements to have the freight picked up and delivered. In addition, Truck-Net tracks the vehicles and monitors the shipment from pickup through delivery, enabling customers to contact Truck-Net rather than the individual carrier to get information on their shipment. Truck-Net's customers are sent a single invoice for all shipments and payments for those shipments are made directly to Truck-Net. Truck-Net then pays the hired carrier, retaining a portion of the fee paid by the customer. Thus, customers avoid having to pay multiple invoices from carriers.

COURIER/DELIVERY SERVICES

     PTG operates a courier/delivery service known as "Rapid Transit" in the Atlanta, Georgia metropolitan area. As of March 31, 1997, PTG had 22 drivers. In addition to providing general courier services, PTG has entered into agreements with several major manufacturers of office equipment. Under these agreements, PTG retrieves copiers, fax machines, and telephone equipment that are in need of repair or coming off lease and returns such items to the manufacturer. Although PTG accounts for only 3.9% of the Company's revenues in the three months ended March 31, 1997, management believes that potential for the growth and expansion of this operation exists either through internal growth or acquisition. Management believes that PTG will account for approximately the same percentage of the Company's consolidated revenues in the near future.

CUSTOMERS

     The Company's customers are primarily businesses in the air freight industry. The Company generates over 90% of its total revenue from dedicated shipments for air freight customers. The Company's customers include traditional air freight forwarders and integrated carriers such as FedEx, UPS, Emery, and Burlington, all of whom operate fleets of their own dedicated aircraft, trucks and delivery vans.

     Major customers of the Company, such as FedEx, have developed the concept of "core carriers" for the contract movement of their freight by independent trucking companies. Under this concept, a limited number of carriers are selected to perform the line haul (point to point, or terminal to terminal) carriage of the shipper's freight. Core carrier relationships offer steady revenues from dedicated lane segments, which allows the Company to offer its drivers regular routes. As a means of diversifying its customer base, the Company may seek to establish core carrier relationships with businesses in industries outside the air freight industry.

     FedEx is the Company's largest customer, and the Company serves as one of eight core carriers for FedEx. The Company has entered into a three-year agreement to provide services for FedEx over certain lane segments. The lane segments are awarded based on competitive bids solicited among the group of core carriers. As new lane segments become available, the Company bids for such segments, and any new segments awarded will terminate at the end of the initial three-year period, which will expire on November 18, 1998. FedEx is not precluded from performing the services itself or through its subsidiaries or affiliates. In addition, FedEx may terminate its agreement with the Company upon 30 days notice and the payment of a termination charge. The Company is required under the agreement to maintain a minimum service level, and its performance to date has exceeded the minimum operating performance requirements of the agreement. It is currently anticipated that, provided the Company maintains its level of performance, the agreement will be renewed upon expiration. There can be no assurance, however, that this agreement will be renewed.

     For the year ended December 31, 1996 and the quarter ended March 31, 1997, the Company's five largest customers accounted for approximately 66% and 74%, respectively, of the Company's combined revenue. Of these five customers, FedEx and Panalpina accounted for approximately 35% and 16%, respectively, of the revenue generated during the year ended December 31, 1996 and approximately 44% and 17%, respectively, during the quarter ended March 31, 1997. No other customer accounted for more than 10% of the Company's combined revenues in any of the reported periods. The loss of either FedEx or Panalpina would have a material adverse effect on the results of operations for the Company.

EQUIPMENT AND TECHNOLOGY

     Most of the Company's equipment is utilized by Timely. As of March 31, 1997, the Company operated a modern fleet of approximately 150 tractors with an average age of less than two years. The Company leases its tractors from large national leasing companies or through the leasing programs of the manufacturer. This leasing strategy gives the Company the availability of nationwide maintenance facilities to ensure minimal down time in case of mechanical failure, as well as a nationwide system for the performance of scheduled preventative maintenance, no matter where the individual unit is located. The Company launched a program in 1996 to purchase or lease, on more favorable terms, its operating equipment. Prior to 1996, most of the Company's operating equipment was leased under terms which included a 15% premium for rented tractors, and a mileage charge for maintenance on the vehicles. During 1996, the Company acquired 30 new tractors under operating leases from a financing source which charged lower monthly rates and eliminated the mileage charge. These tractors are covered by manufacturer warranties during most of their lease term, which will lead to additional maintenance savings. In February 1997, the Company ordered 20 additional tractors under similar lease terms, which it anticipates taking delivery of by the end of May 1997.

     In the early years of Timely's operations, it also leased its trailer fleet. In 1995 and 1996 the Company began purchasing its trailers through either direct bank borrowings or capitalized leases. In coming to the decision to own rather than lease trailers, the Company considered the longer life, relatively higher salvage value, simplified maintenance costs of trailers as compared with tractors, and the need to install required cargo handling systems in certain trailers. While it has been necessary to install cargo handling systems in certain leased trailers in the past, it is the Company's intention to install the required equipment only in Company owned vehicles in the future. Any cargo handling equipment will be removed from leased trailers at the termination of the lease agreement. The current trailer fleet mostly contains modern, 53-foot long, high cubic capacity units, many equipped with roller systems to facilitate cargo loading and unloading. The average age of the trailer fleet is less than two years. As of March 31, 1997, the Company operated a fleet of 240 trailers, of which 128 (53%) were leased.

     The Company has invested heavily in modern computer and communications technology, and considers itself a leader in the industry in this aspect. The modern tractor fleet operated by Timely (and most of the equipment operated by companies utilized by Truck-Net) utilizes onboard computers with satellite communications capabilities. In the case of the Timely fleet, each tractor is equipped with a QUALCOMM satellite communications system, which allows the dispatchers to follow the progress of a vehicle, its speed, fuel consumption, and most importantly, its adherence to schedule, while allowing the timely and efficient communication of operating data, such as pickup and delivery instructions, directions to customer facilities, loading instructions, routing, fuel, taxes, mileage, payroll, safety, weather advisories, and traffic and maintenance information. The satellite tracking of the movement of the vehicles, the constant monitoring of schedule, speed, and fuel consumption, and the availability of two-way communication has allowed the Company to fine tune its operation and deliver its customers a high level of on-time service.

     In order to maintain the highest level of quality control and maintain the Company's and its customers' strict performance standards, the Company's central dispatching/customer service unit operates 24 hours a day, seven days a week. If any problem should develop, managers and supervisors are either on hand or readily available to the dispatch center.

DRIVERS AND EMPLOYEES

     Beginning in 1995, the Company faced increasing costs of workers' compensation insurance and related items. To address this problem, pursuant to a written agreement, in May 1995, the Company transferred all of its drivers (and certain of its other employees) to an employee leasing company owned by an unrelated third party. New drivers are located through a recruitment and hiring program managed by the Company and, after completing the required testing and orientation, are hired by the leasing company on an exclusive basis for the benefit of the Company. The Company reimburses the leasing company for all of the direct costs associated with the driver payroll, plus a percentage fee of the total amount of the payroll. The leasing company is able to obtain lower rates for certain expenses, such as workers' compensation insurance and employee benefits, due to the large size of its employee pool. Thus, even after payment of the percentage fee, the Company believes it has reduced its driver costs per mile by utilizing the third party leasing company. In addition, the use of the leasing company permits the Company to delegate many human resources functions, permitting senior executives to devote more of their time to the Company's operations. The agreement with the leasing company is open-ended in that it covers all the individuals designated by the Company to be enrolled thereunder. Employees are enrolled for the duration of their employment (which is at the Company's will) and not solely for a specific one-time delivery. The agreement provides that the Company (and not the leasing company) has the authority over the direction and control, including hiring and termination, of the employees, in order to prevent the leasing company from being treated as a principal subject to master-servant/principal-agent liability. Therefore, the Company continues to be subject for actions filed by an employee for employment related matters. The Company may terminate the agreement at any time upon notice to the leasing company.

     The recruitment, training and retention of qualified drivers is essential to support the Company's continued growth and to meet the service requirements of the Company's customers. Drivers are selected in accordance with Company-specific quality guidelines relating primarily to safety history, driving experience, road test evaluations and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. Drivers are trained in all phases of the Company's policies and procedures, including customer service requirements, general operations, fuel conservation and equipment maintenance, operation and safety.

     The Company seeks to maintain a qualified driver force by providing attractive and comfortable equipment, direct communication with senior management, competitive wages and benefits and other incentives designed to encourage driver retention and long-term employment. Many drivers are assigned to dedicated or semi-dedicated routes, thereby enhancing job predictability. Drivers are recognized for providing superior service and developing good safety records and must successfully complete driver reviews administered by the Company's human resources department. In an industry where annual driver turnover rates can exceed 100%, the Company has maintained over the past year a turnover rate of approximately 44%.

     As of March 31, 1997, the Company employed 314 persons, 248 of which were drivers, 3 were in sales and marketing, and 63 were in administration and management. As described above, all of the Company's employees, other than its executive officers, are leased from a third-party leasing company. The Company also had contracted with ten independent contractors as of March 31, 1997 to provide tractors. None of the Company's employees is represented by a labor union. The Company believes its relationship with its employees is good.

INDEPENDENT CONTRACTORS

     Because independent contractors provide their own tractors, they provide the Company an alternative method of obtaining additional revenue equipment. The Company intends to continue to increase its use of independent contractors. As of March 31, 1997, the Company utilized ten independent contractors. Each independent contractor enters into a contract with the Company pursuant to which it is required to furnish a tractor and a driver or team of drivers exclusively to transport, load and unload goods carried by the Company. Independent contractors are paid a fixed level of compensation based on a fee per mile. Independent contractors are obligated to maintain their own equipment and pay for their own fuel. The Company provides trailers for each independent contractor.

SAFETY AND RISK MANAGEMENT

     The Company is committed to ensuring that it has safe drivers and independent contractors. The Company regularly communicates with drivers to promote safety and to instill safe work habits through Company media and safety review sessions. These programs reinforce the importance of driving safety, abiding by all laws and regulations, regarding such matters as speed and driving hours, and performing equipment inspections. The Company conducts quarterly safety training meetings for its drivers and independent contractors. In addition, the Company has a recognition program for driver safety performance.

     The Company's Safety Director reviews all accidents, takes appropriate action related to drivers, examines trends and implements changes in procedures or communications to address any safety issues. Management's emphasis on safety also is demonstrated through its equipment specifications and maintenance programs.

     The Company requires prospective drivers to meet or exceed the qualification standards required by the U.S. Department of Transportation ("DOT"). The DOT requires the Company's drivers and independent contractors to obtain national commercial driver's licenses pursuant to regulations promulgated by the DOT. The DOT also requires that the Company implement a drug testing program in accordance with DOT regulations. The Company's program includes preemployment, random, post-accident and post-injury drug testing.

     The principal claims arising in the Company's business consist of cargo loss and damage, workers' compensation, and auto liability (personal injury and property damage). The Company's insurance policies provide for general liability coverage up to $1,000,000 per occurrence, automobile liability coverage up to $1,000,000 per occurrence, and cargo insurance coverage up to $500,000 per occurrence. The Company carefully monitors claims and participates actively in claims estimate and adjustment. The Company believes that any exposure for claims in Timely's operations is reduced due to the fact that no physical handling, loading or unloading of freight or equipment occurs at the Company's facility.

REGULATION

     Historically, the Interstate Commerce Commission ("ICC") and various state agencies regulated truckload carriers' operating rights, accounting systems, rates and charges, safety, mergers and acquisitions, periodic financial reporting and other matters. In 1995, the passage of federal legislation preempted, in many respects, state regulation of prices, rates, and services of motor carriers and eliminated the ICC. Several ICC functions were transferred to the DOT, and will be administered by the Surface Transportation Board, but a lack of implementing regulations to date currently prevents the Company from assessing the full impact of this action. Generally, the trucking industry is subject to regulatory and legislative changes that can have a material effect on operations.

     Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. Such matters as weight and dimensions of equipment are also subject to federal and state regulation. In 1988, the DOT began requiring national commercial driver's licenses for interstate truck drivers.

     The Company's motor carrier operations are also subject to federal and state environmental laws and regulations, including laws and regulations dealing with the transportation of hazardous materials and other environmental matters. Specifically, the U.S. Environmental Protection Agency ("EPA") requires motor carrier operators to obtain a Certificate of Registration in order to transport hazardous materials. The Company has initiated programs to comply with all applicable environmental regulations. For example, the Company requires each of its drivers to participate in training regarding the handling of hazardous materials, including tests given to the drivers after such training to ensure that the basic skills have been achieved. As part of its safety and risk management program, the Company periodically performs an internal environmental review to assist in environmental compliance and avoid environmental risk. The Company has operating authority (in the form of the EPA-required Certificate of Registration) to ship environmentally hazardous substances and, to date, has experienced no claims for hazardous substance shipments. The shipment of hazardous materials has not been a material part of the Company's business to date. In the event the Company should fail to comply with applicable regulations, the Company could be subject to substantial fines or penalties and to civil or criminal liability (which are determined on a case-by-case basis).

     The Company believes it is currently in material compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations.

FUEL

     The Company purchases fuel from numerous suppliers and is not materially dependent on any one or a group of suppliers for its fuel requirements. Derivatives are not used by the Company to hedge against increased fuel prices. Although fuel price increases may be passed through to the Company's customers, increases in fuel taxes or fuel prices would have a direct effect on the Company's operating results if the Company is unable to pass on such increase. Similarly, any increases in fuel taxes or fuel prices could also adversely affect the profitability of independent contractors and the Company's cost of retaining such contractors, to the extent such increases could not be passed along to the Company's customers. As of the date of this Prospectus, the Company believes that there is a stable market for fuel. Although fuel prices rose sharply in the first half of 1996, they have tended to stabilize since and in some areas decreased, but not to previous levels. The Company stores no fuel and has no storage tanks at its facilities.

COMPETITION

     The truckload transportation industry is heavily fragmented and intensely competitive. The Company has numerous competitors that vary in size, ranging from small operators who can compete on certain lane segments due to lower overhead, to significantly larger companies with greater financial resources, more equipment, and larger volume capacities than the Company. The main competitive factors in the truckload industry are service, pricing, and availability of equipment.

     Within the logistics services industry, key competitive factors include information technology and carrier relationships. There are a number of other companies in the logistics services business that have more employees and a greater number of branch offices than the Company. Management believes that Truck-Net is one of the largest logistics company exclusively serving the air freight industry in the United States.

PROPERTIES

     The Company's offices are located in a modern office/warehouse facility at 5025 Derrick Jones Road, Atlanta, Georgia 30349. This facility, which includes a terminal, administrative offices, and dispatching services, is subleased from Professional Sales Group, Ltd, a company wholly-owned by Dennis A. Bakal. The Company occupies approximately 17,000 square feet of space in this facility and pays Mr. Bakal's affiliate rent of $10,000 per month. For further information on this sublease see "Certain Transactions." Since the Company's operations through Timely do not require physical handling, loading or unloading of its freight or of equipment at the Company's facility, the Company has no other office or warehouse facilities.

LITIGATION

     On or about February 26, 1997, an action was brought against both Timely and Truck-Net by the trustee in bankruptcy in the U.S. Bankruptcy Court for the Central District of California in the matter of In re Right O Way Transportation, Inc. (Case No. SA96-11774 JR), seeking to recover alleged preferential transfers to and for the benefit of Timely and Truck-Net in the aggregate of approximately $435,000 within the 90 days preceding the filing of Right O Way's bankruptcy petition under Chapter 7 of the U.S. Bankruptcy Code. Answers have been filed on behalf of Timely and Truck-Net which generally deny all of the trustee's material allegations and asserting several affirmative defenses as a bar to recovery by the trustee. The Company intends to vigorously defend this action.

     The Company is not a party to any other material legal proceedings other than routine litigation arising in the normal course of business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and positions with the Company as of the date of this Prospectus of all of the officers and directors (the "Named Executive Officers") of the Company. Also set forth below is information as to the principal occupation and background for each person in the table.

NAME                                         AGE               POSITION AND OFFICE
----                                         ---               -------------------
Dennis A. Bakal............................  52    Chairman of the Board, President and Chief
                                                     Executive Officer
Linda K. Roberts...........................  49    Vice President/Administration and Secretary
Peter C. Roth..............................  55    Chief Financial Officer
William M. Kelly...........................  50    Vice President/Transportation
Stanley E. Laiken..........................  55    Vice President/Sales

     Mr. Bakal is President and Chief Executive Officer of the Company. His career in the airfreight industry began over 30 years ago and includes all operational, marketing and sales aspects associated with the business. Immediately prior to founding the Company in 1990, he was the President and Chief Executive Officer of LEP Profit, responsible for its North and South American marketing and operations.

     Mr. Bakal joined Profit Freight Systems ("Profit") in 1973 and progressed from District Manager to Regional Manager, Regional Vice President, Vice President of Operations and Senior Vice President. During this period, he was a leader in the development, implementation and selling of the company's successful pharmaceutical distribution program between Puerto Rico and the United States. In 1983, Mr. Bakal was promoted to Chief Operating Officer of Profit. In 1984, he was named President and in 1988 he was named Chief Executive Officer. He directed the company's successful merger with the British-based LEP Group, one of the world's largest international freight forwarding companies. Mr. Bakal served on the LIM (LEP International Management) Board of Directors and was responsible for all LEP Group companies in North and South America.

     In 1978, Mr. Bakal received the Air Cargo News Achievement of the Year Award for his outstanding industry contribution. He has served as an Air Cargo World Magazine advisory board member and Vice President of the Air Freight Association since July 1987 and was appointed to their Board of Directors in July 1988. Mr. Bakal graduated from the New York Institute of Technology with a degree in Business Science in 1966.

     Ms. Roberts co-founded the Company with Mr. Bakal and is currently Vice President/Administration and Secretary of the Company. Her career in the airfreight industry began over 16 years ago and includes all administrative, operations and marketing aspects associated with the business. Immediately prior to joining the Company, she was Assistant to the Chief Executive Officer of Profit. She joined Profit in June 1980 and progressed from various administrative and staff jobs to become Assistant to the Chief Executive Officer. During this period, Ms. Roberts was involved in the implementation of various sales, as well as internal, programs for the company.

     Mr. Roth became Chief Financial Officer of the Company in October 1996. A 1963 graduate of St. John's University with a degree in accounting, he has more than 30 years experience in accounting and finance. He spent nine years in public accounting with S.D. Leidesdorf & Co., now part of the international accounting firm of Ernst & Young LLP, achieving the level of Senior Manager. After leaving Ernst & Young, Mr. Roth served as Secretary and Controller of the John B. Stetson Co., Assistant Corporate Controller of Downe Communications, Inc., Vice President and Treasurer of Profit, and Vice President -- Finance and Treasurer of The Aviation Group, Inc. All of the foregoing companies were public companies during the time of Mr. Roth's employment. In addition to overall responsibilities related to finance, accounting and, in some instances, administration, Mr. Roth was responsible for all reporting functions for each company and assisted two of the companies with public offerings. Immediately prior to joining the Company, from May 1987 to

March 1992 Mr. Roth operated a family-owned business and from May 1992 to October 1996 served as a financial and accounting consultant to public and private companies in a variety of industries. Prior to joining the Company, Mr. Roth filed in December 1995 a Chapter 7 personal bankruptcy petition in the U.S. District Court for the Eastern District of North Carolina -- Raleigh Division, Case No. 95-01724-5-ATS. Such petition and all of Mr. Roth's debts were discharged in March 1996 and such disposition has not been modified, reversed, suspended, vacated or nullified.

     Mr. Kelly is Vice President/Transportation of the Company and is in charge of the day-to-day operations of the Company and is also responsible for federal and state regulatory compliance, safety and maintenance programs, equipment acquisition and logistics planning. Immediately prior to joining the Company in November 1991, he was Vice President of Wayne Systems, in charge of operations. Prior to joining Wayne Systems, he was General Manager for Pinto Trucking, where he was responsible for regulatory compliance and the complete operations of a fleet in excess of 200 tractors.

     Mr. Laiken, a 1963 graduate of Pratt Institute with a Bachelor of Engineering degree, is Vice President/ Sales of the Company. Immediately prior to joining the Company in February 1993, Mr. Laiken was Vice President/National Accounts with Profit and had also served Profit as Operations Manager, Regional Vice President and Vice President/Agent Development. Prior to joining Profit in 1974, Mr. Laiken was employed by Johns-Manville Corporation in various capacities including Traffic Manager and Physical Distribution Manager.

     Mr. Bakal and Mr. Laiken are brothers-in-law.

     The Company has agreed with the Representative that, within 30 days after the completion of this Offering, the Company will increase to five the number of individuals serving on the Company's Board of Directors, at least two of whom will be independent directors. The Company has also agreed that, for a period of five years following the completion of this Offering, it will use its best efforts to cause the election to its Board of Directors, one designee of the Representative, provided that such designee is reasonably acceptable to and approved by the Company. Alternatively, the Representative may appoint an observer to attend all meetings of the Board of Directors during such period. As of this date, no person has been identified by the Representative for election as a director or for appointment as an observer. However, the new directors will be appointed by Mr. Bakal and shareholders will not have the opportunity to vote on such new members.

     The Board of Directors of the Company will establish audit and compensation committees, each to be comprised of a majority of independent directors, following the completion of this Offering. The Audit Committee will recommend to the Board of Directors the appointment of independent auditors and review the plan and scope of any audit of the Company's financial statements, the Company's significant accounting policies and other related matters. The Compensation Committee will make recommendations to the Board of Directors regarding the compensation of executive officers and administer the company's employee benefit plans. The Compensation Committee will also make recommendations to the Board of Directors with respect to the issuance of options under the Company's 1996 Stock Option Plan.

     The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof. The Board of Directors also intends to compensate non-employee directors $500 for each meeting of the Board attended by such director.

EXECUTIVE COMPENSATION/EMPLOYMENT AGREEMENTS

     The following table sets forth compensation paid to the Company's Chief Executive Officer during the years ended December 31, 1996 and 1995. No other Named Executive Officer's salary and bonus equaled or exceeded $100,000 for services rendered to the Company during such years.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                                       ANNUAL         COMPENSATION
                                                                   COMPENSATION(1)    ------------
                                                                  -----------------    ALL OTHER
NAME AND PRINCIPAL POSITION                                YEAR    SALARY    BONUS    COMPENSATION
---------------------------                                ----   --------   ------   ------------
Dennis A. Bakal..........................................  1996   $120,000       --          --
  President & Chief Executive Officer                      1995    240,000       --          --

---------------

(1) The Company did not directly pay any compensation to Mr. Bakal during these years. Truck-Net paid a company which is wholly owned by Mr. Bakal such amounts for certain management services provided to Truck-Net. See "Certain Transactions" and Note 5 to the Consolidated Financial Statements.

     Bakal Agreement. On April 1, 1997, Mr. Bakal and the Company entered into an employment agreement (the "Bakal Agreement") pursuant to which he will serve as the Chief Executive Officer and President of the Company. The Bakal Agreement provides that Mr. Bakal will receive a base salary of not less than $300,000 per year and an annual bonus as determined by the Compensation Committee based upon achievement of targeted levels of performance and such other criteria as the Compensation Committee shall establish from time to time. In addition, he may participate in the Company's 1996 Stock Option Plan (the "Plan"), and will receive health insurance for himself and his dependents, long-term disability insurance, civic and social club dues, use of an automobile owned or leased by the Company and other benefits of similarly situated employees. Mr. Bakal's base salary may be increased upon a periodic review by the Board of Directors or the Compensation Committee. The Bakal Agreement has a term of three years and renews daily until either party fixes the remaining term at three years by giving written notice. The Company can terminate Mr. Bakal's employment upon his death or disability or for cause, and Mr. Bakal can terminate his employment for any reason within a 90-day period beginning on the 30th day after any occurrence of any change in control or within a 90-day period beginning on the one-year anniversary of the occurrence of any change of control. If Mr. Bakal's employment is terminated by the Company in breach of the Bakal Agreement or if Mr. Bakal terminates the Bakal Agreement for any reason after a change in control, the Company must pay Mr. Bakal one-twelfth of his annual base salary and bonus for each of 36 consecutive 30-day periods following the termination and must continue Mr. Bakal's life and health insurance until he reaches 65, and Mr. Bakal's outstanding options to purchase Common Stock would vest and become immediately exercisable.

     In the Bakal Agreement, the Company also granted Mr. Bakal, with respect to his shares of Common stock, piggyback and, after any termination of employment or if he is no longer a director of the Company, demand registration rights. See "Shares Eligible for Future Sale." Under the Bakal Agreement, Mr. Bakal agrees to maintain the confidentiality of the Company's trade secrets. Mr. Bakal agrees that for a period of two years, if he is terminated for cause, not to compete with or solicit employees or customers of the Company within the United States.

     Other Employment Agreements. On April 1, 1997, the Company entered into employment agreements with each of Messrs. Kelly and Laiken and Ms. Roberts (collectively, the "Other Agreements"). The Other Agreements provide for a minimum base salary per year of $100,000, $88,650 and $100,000, respectively, and an annual bonus as determined by the Compensation Committee based upon achievement of targeted levels of performance and such other criteria as he shall establish from time to time. In addition, each employee may participate in the Plan and will receive insurance and other benefits of similarly situated employees. Each of the Other Agreements has a term of three years and renews daily until either party fixes the remaining term at three years by giving written notice. The Company can terminate each of the employees upon death or disability or for cause, and the employee can terminate employment for any reason within one year of a change in control with adequate justification. If the employee's employment is terminated by the Company for any reason within one year after a change in control or if the employee terminates the agreement with adequate justification, the Company must pay the employee one-twelfth of his or her base salary and bonus for each of 36 consecutive 30-day periods following the termination and must continue the employee's life and health insurance until age 65, and the employee's outstanding options to purchase Common Stock would vest and become immediately exercisable. Under the Other Agreements, each employee agrees to maintain the confidentiality of the Company's trade secrets. The employee also agrees for a period of one year, if he or she is terminated for cause or resigns without adequate justification, not to compete with or solicit employees or customers of the Company within the United States.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning each grant of stock options to each of the Named Executive Officers during the year ended December 31, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                   INDIVIDUAL GRANTS
                                                  ----------------------------------------------------
                                                                 PERCENT OF
                                                  NUMBER OF        TOTAL
                                                  SECURITIES      OPTIONS       EXERCISE
                                                  UNDERLYING     GRANTED TO     OR BASE
                                                   OPTIONS      EMPLOYEES IN     PRICE      EXPIRATION
NAME                                              GRANTED(#)    FISCAL YEAR      ($/SH)        DATE
----                                              ----------    ------------    --------    ----------
Dennis A. Bakal.................................   750,000(1)       62.2%        $0.50         2001
Linda K. Roberts................................    70,000(2)        5.8          0.15         2001
Peter C. Roth...................................    50,000(3)        4.1          4.00         2001
William M. Kelly................................    70,000(2)        5.8          0.15         2001
Stanley E. Laiken...............................    70,000(2)        5.8          0.15         2001

---------------

(1) Options were granted at approximately 520% of the fair market value of the Common Stock on the date of grant as determined by the Board. Represents incentive stock options which were granted on February 16, 1996 and vest as to 200,000 shares on each of January 1, 1997, 1998 and 1999 and as to 150,000 shares on January 1, 2000 upon the attainment of certain performance requirements or if such performance requirements are not met, such options vest as to all shares on February 15, 2001.
(2) Options were granted at approximately 150% of the fair market value of the Common Stock on the date of grant as determined by the Board. Represents stock options which were granted on February 16, 1996 and vest on the earlier of February 16, 1999 or 60 days after the consummation of this Offering.
(3) Options were granted at the fair market value of the Common Stock on the date of grant as determined by the Board. Represents incentive stock options which were granted on November 1, 1996 and vest as to 25,000 shares on the earlier of November 1, 1999 or 60 days after the consummation of this Offering and to the remaining 25,000 shares on the earlier November 1, 2000 or 60 days after the one year anniversary of the consummation of this Offering.

STOCK OPTION PLAN

     The Company has adopted the Plan, under which 1,500,000 shares of Common Stock are reserved for issuance upon exercise of options. The Plan is designed to serve as an incentive for retaining qualified and competent employees. The Company's Board of Directors, or, when established, the Compensation Committee, administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees of the Company, including officers and directors (whether or not employees) of the Company and consultants.

     The Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the Internal Revenue Code) and nonqualified stock options. Options are granted under the Plan on such terms and at such prices as determined by the Committee, except that the per share exercise price of options cannot be less than the fair market value of the Common Stock on the date of grant. Incentive stock options granted to any employee who is also a greater than 10% shareholder may not have a per share exercise price which is less than 110% of the fair market value on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option can be exercised after the expiration of 10 years from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution. The Plan allows the holders of options to use Common Stock to pay for the exercise of their options. To date, 1,300,000 options have been granted under the Plan.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately prior to this Offering, and as adjusted to reflect the sale of the shares of Common Stock offered by the Company by (i) each person known by the Company to beneficially own more than five percent of the Common Stock, (ii) each director and the Company's Chief Executive Officer, (iii) the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the address of each beneficial owner of five percent of such Common Stock is the same as the Company. See "Management."

                                                        COMMON STOCK               COMMON STOCK
                                                     BENEFICIALLY OWNED         BENEFICIALLY OWNED
                                                   PRIOR TO THE OFFERING        AFTER THE OFFERING
                                                   ----------------------      --------------------
                                                   NUMBER OF                   NUMBER OF
NAME OF BENEFICIAL OWNER                             SHARES      PERCENT        SHARES      PERCENT
------------------------                           ----------    --------      ---------    -------
Dennis A. Bakal(2)...............................   2,700,000      96.4%       2,700,000     66.7%
Linda K. Roberts(3)..............................           0      *                   0      *
Peter C. Roth(4).................................           0      *                   0      *
William M. Kelly(3)..............................           0      *                   0      *
Stanley E. Laiken(3).............................           0      *                   0      *
All directors and executive officers as a group
  (5 persons)....................................   2,700,000      96.4%       2,700,000     66.7%

---------------

 *  Represents less than 1%
(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial" owner of securities if he or she has or shares the power to vote or direct the voting of such securities or the power to dispose or direct the disposition of such securities. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.
(2) Includes options to acquire 200,000 shares of Common Stock held by Mr. Bakal which are currently exercisable at an exercise price of $0.50 per share. Does not include options to acquire 800,000 shares of Common Stock, which are not exercisable within 60 days of the date of this Prospectus.
(3) Does not include options to acquire 70,000 shares of Common Stock, which are not exercisable within 60 days of the date of this Prospectus.
(4) Does not include options to acquire 50,000 shares of Common Stock, which are not exercisable within 60 days of the date of this Prospectus.

                              CERTAIN TRANSACTIONS

     Commencing in May 1996, the Company moved its operations to a facility leased to Professional Sales Group Ltd. ("PSG"), a company wholly-owned by Dennis A. Bakal. Under the terms of the sublease with PSG, the Company subleases certain portions of the facility from PSG at a competitive market rate and is committed to the facility for a period of eight years (the remaining term of PSG's lease with the owner, an unrelated third party). Currently, the Company pays rent of $10,000 per month. The sublease provides for escalations for items such as taxes and common area maintenance, with a scheduled rent increase for the last five years of the term. If Mr. Bakal finds suitable tenants to take the entire premises currently leased by PSG, it is his intention to terminate the sublease with the Company and move to other facilities. Currently, more than 60% of the space leased by PSG has been subleased to unrelated third parties.

     Certain credit facilities available to the Company have been arranged, at the request of the lender, through Mr. Bakal. Mr. Bakal is the nominee for the major portion of the Company's credit facility, which is guaranteed by the Company and its subsidiaries. Any advances under this credit facility are made directly to the operating companies pursuant to loan agreements between such entities and Mr. Bakal. Such loan agreements require the payment of interest and principal by the borrowing entities under the same terms and conditions as required under the agreement between Mr. Bakal and the financial institution. The letter of credit facility of one of the subsidiaries, as a guarantee for certain of the equipment leases of the subsidiary, has been guaranteed by the Company, its other subsidiaries, and personally by Mr. Bakal. Pursuant to the employment agreement entered into by the Company and Mr. Bakal, the Company will use its best efforts to remove and cause to be terminated all guarantees provided by Mr. Bakal. If the Company is unable to do so prior to December 31, 1997, the Company is obligated to compensate Mr. Bakal for providing such guarantees.

     Mr. Bakal has personally guaranteed a portion of the PSG facilities lease and many of the equipment operating leases and other liabilities of the Company and its subsidiaries. In the past, Mr. Bakal has personally provided loans and advances to and has borrowed funds from the Company on an informal basis. Certain of the loans and advances have been repaid, converted to equity or remain unpaid at the present time. As of December 31, 1996, the net amount owed by the Company to Mr. Bakal was approximately $48,000.

     PSG provided certain management services to Truck-Net in 1996 and 1995. Fees paid by Truck-Net for such services amounted to $120,000 and $240,000 in 1996 and 1995, respectively. Effective June 30, 1996, the payment of management fees to PSG was discontinued. See Note 5 to the Consolidated Financial Statements.

     As of December 31, 1996, PSG owed approximately $170,000 to the Company and its subsidiaries, which amounts are guaranteed by Mr. Bakal.

     On December 31, 1996, PTG purchased, in a nonmonetary exchange, the assets of Rapid and certain other physical assets from a group of companies owned by Mr. Bakal. As consideration for the purchase, PTG assumed accounts payable associated with Rapid from these entities. In addition, PTG agreed to pay to a related party 5% of the gross sales of Rapid for a period of five years.

     Also on December 31, 1996, PTG purchased certain fixed assets valued at $47,967 from USA Holdings, Inc., a company wholly-owned by Mr. Bakal. In exchange for the assets, PTG transferred to USA Holdings, Inc. $47,967 of receivables owed to PTG by the former corporate owner of Rapid.

     On December 17, 1996, Truck-Net transferred 14,570 shares of restricted common stock of Amertranz Worldwide Holding Corp. to PSG. The shares had been received by Truck-Net in July 1996 in exchange for $100,000 due Truck-Net by Amertranz. In exchange for the shares, PSG issued a non-interest bearing note to Truck-Net in the amount of $100,000, which note becomes due within 60 days after certain transfer restrictions on the shares are eliminated. See Note 5 to the Consolidated Financial Statements.

     Mr. Bakal, as the majority owner of the Company and other entities, directs the operations of the various entities and the transactions between them. All long-term financial commitments of the Company and its subsidiaries with Mr. Bakal and/or other companies controlled by him are subject to written agreements at terms, in the opinion of management, comparable to arms-length, third-party transactions of a similar nature. It is anticipated that after the Offering, many of the financing and/or lease transactions of the Company, will be restructured to remove the personal guarantees of Mr. Bakal.

     The Company believes that all the foregoing related-party transactions were on terms no less favorable to the Company than could reasonably be obtained from unaffiliated third parties. The Company has adopted a policy whereby all future transactions with affiliates must be approved by a majority of disinterested directors of the Company and on the terms no less favorable to the Company than those that are generally available from unaffiliated third parties.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, no par value, and 100,000 shares of Preferred Stock, no par value. As of the date of this Prospectus, 2,600,000 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of or provisions for all debts and liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, or redemption rights. The shares of Common Stock offered hereby will be, when and if issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the value or market price of the Common Stock and voting power or other rights of the holders of Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "-- Certain Effects of Authorized but Unissued Stock."

WARRANTS

     Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $6.90 per share for a period of four years commencing on the first anniversary of the effective date of this Offering (the "First Exercise Date"). Each Warrant is redeemable by the Company at a redemption price of $0.125 per Warrant at any time after the First Exercise Date, upon 30 days prior written notice to the holders thereof, if the average closing bid price of the Common Stock, as reported on the principal exchange on which the Common Stock is traded, equals or exceeds $10.50 per share for 10 consecutive trading days ending three days prior to the date of the notice of redemption.

     Pursuant to applicable federal and state securities laws, in the event a current prospectus is not available, the Warrants may not be exercised by the holders thereof and the Company will be precluded from redeeming the Warrants. There can be no assurance that the Company will not be prevented by financial or other considerations from maintaining a current prospectus. Any Warrant holder who does not exercise prior to the redemption date, as set forth in the Company's notice of redemption, will forfeit the right to purchase the Common Stock underlying the Warrants, and after the redemption date or upon conclusion of the exercise period, any outstanding Warrants will become void and be of no further force or effect, unless extended by the Board of Directors of the Company. See "Underwriting" for the terms of the Warrants issuable pursuant to the Underwriters' Warrants.

     The number of shares of Common Stock that may be purchased is subject to adjustment upon the occurrence of certain events, including a dividend distribution to the Company's shareholders or a subdivision, combination or reclassification of the outstanding shares of Common Stock. Further, the Warrant exercise price is subject to adjustment in the event the Company issues additional stock or rights to acquire stock at a price per share that is less than the current market price per share of Common Stock on the record date established for the issuance of additional stock or rights to acquire stock. The term "current market price" is defined as the average of the daily closing prices for the 20 consecutive trading days ending three days prior to the record date. However, the Warrant exercise price will not be adjusted in the case of the issuance or exercise of options pursuant to the Company's stock option plans, the issuance or exercise of the Underwriters' Warrants (or the Warrants included therein) or any other options or warrants outstanding as of the date of this

Offering. The Warrant exercise price is also subject to adjustment in the event of a consolidation or merger where a distribution by the Company is made to its shareholders of the Company's assets or evidences of indebtedness (other than cash or stock dividends) or pursuant to certain subscription rights or other rights to acquire Common Stock.

     The Company may at any time, and from time to time, extend the exercise period of the Warrants, provided that written notice of such extension is given to the Warrant holders prior to the expiration date then in effect. Also, the Company may reduce the exercise price of the Warrants for limited periods or through the end of the exercise period if deemed appropriate by the Board of Directors. Any extension of the term and/or reduction of the exercise price of the Warrants will be subject to compliance with Rule 13e-4 under the Exchange Act including the filing of a Schedule 13e-4. Notice of any extension of the exercise period and/or reduction of the exercise price will be given to the Warrant holders. The Company does not presently contemplate any extension of the exercise period nor does it contemplate any reduction in the exercise price of the Warrants. The Warrants are also subject to price adjustment upon the occurrence of certain events including subdivisions or combinations of the Common Stock.

     The Warrants will be issued pursuant to the terms and conditions of a Warrant Agreement between the Company and Reliance Trust Company, Atlanta, Georgia.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Company's Articles of Incorporation adopt the provisions of the Georgia Business Corporation Code (the "Corporation Code") providing that no member of the Company's Board of Directors shall be personally liable to the Company or its shareholders for monetary damages for any breach of his duty of care or any other duty he may have as a director, except liability for any appropriation, in violation of the director's duties, of any business opportunity of the Company, for any acts or omissions that involve intentional misconduct or a knowing violation of law, for liability under the Corporation Code for unlawful distributions to shareholders, and for any transaction from which the director receives an improper personal benefit.

     The Company's Bylaws provide that each officer and director shall be indemnified for all losses and expenses (including attorneys' fees and costs of investigation) arising from any action or other legal proceeding, whether civil, criminal, administrative or investigative, including any action by and in the right of the Company, because he is or was a director, officer, employee or agent of the Company or, at the Company's request, of any other organization. In the case of action by or in the right of the Company, such indemnification is subject to the same exceptions, described in the preceding paragraph, that apply to the limitation of a director's monetary liability to the Company. The Bylaws also provide for the advancement of expenses with respect to any such action, subject to the officer's or director's written affirmation of his good faith belief that he has met the applicable standard of conduct, and the officer's or director's written agreement to repay any advances if it is determined that he is not entitled to be indemnified. The Bylaws permit the Company to enter into agreements providing to each officer or director indemnification rights substantially similar to those set forth in the Bylaws, and such agreements are expected to be entered into between the Company and each of the members of its Board of Directors. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and Bylaws, it provides greater assurances to officers and directors that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights it provides.

     In accordance with the applicable provisions of the Corporation Code, the shareholders of the Company have approved the limitation of liability provision in the Articles of Incorporation and the indemnification provisions of the Bylaws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

     The Company is attempting to obtain a directors and officers liability insurance policy which will insure (i) the officers and directors of the Company from any claims arising out of an alleged wrongful act by such persons while acting as directors and officers of the Company and (ii) the Company to the extent that it has indemnified the directors and officers for any such loss. There is no assurance that the Company will be able to obtain such policy on terms it deems acceptable.

OTHER PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     Shareholders' rights and related matters are governed by the Company's Articles of Incorporation and Bylaws. Certain provisions of the Articles of Incorporation and Bylaws of the Company, which are summarized below, may make it more difficult to change the composition of the Company's Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company. The Company believes that the benefits of these provisions, which protect the Company's ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging such proposals because these provisions typically enhance the Board of Directors' leverage to negotiate a more favorable transaction with a potential acquiror.

     Advance Notice of Director Nominations and Shareholder Proposals. The Company's Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before an annual meeting of shareholders of the Company (the "Shareholder Notice Procedure"). The Shareholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the Board of Directors, or by a shareholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and (ii) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board of Directors or by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before such meeting. In general, for notice of shareholder nominations or business to be addressed at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

     The purpose of requiring shareholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Bylaws do not give the Board of Directors any power to disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

     Relevant Factors to be Considered by the Board of Directors. The Company's Articles of Incorporation provide that, in determining what is in the best interests of the Company, a director of the Company, in addition to considering the effects of any action on the Company or the shareholders of the Company, may consider in his or her discretion (i) the interests of the Company's employees, suppliers, creditors and customers, (ii) the economy of the nation, (iii) community and societal interests and (iv) the long-term as well as short-term interests of the Company and its shareholders, including the possibility that these interests may be best served by the continued independence of the Company. Pursuant to this provision, the Board of Directors may consider numerous judgmental or subjective factors affecting a proposal, including certain nonfinancial matters, and on the basis of these considerations may oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of the Company's shareholders.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

     The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Securities is Reliance Trust Company, Atlanta, Georgia.

                        SHARES AVAILABLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 3,850,000 shares of Common Stock. Of these shares, the 1,250,000 shares of Common Stock offered hereby will be freely tradeable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act.

     Dennis A. Bakal, the Company's majority shareholder, has agreed to enter into a lock-up agreement with the Representative providing that, subject to certain exceptions, he will not offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by him on completion of this Offering or upon the exercise of stock options held by him for a period of 60 months from the date of this Prospectus subject to certain conditions. See "Principal Shareholders" and "Underwriting." As a result, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 under the Securities Act, Mr. Bakal's shares will not be eligible for sale until the lock-up period expires. However, the lock-up agreement provides for the earlier release of the shares upon the Company's achievement of certain performance goals as described below. Of the shares subject to the lock-up, 20% of his shares will be released on each of January 1, 1998, 1999, 2000, 2001 and 2002 in the event that the net income of the Company for the preceding year exceeds certain prescribed levels or the average market price of the Company's Common Stock for the 20 trading days preceding the end of the year exceeds certain levels. In any event, all of the shares subject to lock-up will be released on January 1, 2002.

     In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of "restricted securities" from the Company or any "affiliate" of the Company, as those terms are defined under the Securities Act, the holder is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (approximately 38,500 shares immediately after the Offering or approximately 40,375 shares if the Underwriters' over-allotment option is exercised in full), or the average weekly trading volume of shares of Common Stock on all exchanges and reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sales, notice requirements and the availability of current public information about the Company. If two years have elapsed since the date of acquisition of restricted shares from the Company or from any affiliate of the Company, and the holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

     No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. An increase in the number of shares of Common Stock that may become available for sale in the public market after the expiration of the restrictions described above could adversely affect the market price prevailing from time to time of the Common Stock in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

REGISTRATION RIGHTS

     Under the Bakal Agreement, upon the termination of Mr. Bakal's employment or in the event he is no longer a director of the Company for any reason, he may request registration for sale under the Securities Act of all or part of the Common Stock then held by him. However, the Company shall not be required to effect a demand registration under the Securities Act if: (i) the aggregate market value of the shares of Common Stock proposed to be registered does not equal or exceed $12,000,000 prior to an initial public offering or $2,000,000 after an initial public offering; (ii) within 12 months prior to any such request for registration, a registration of securities of the Company has been effected in which Mr. Bakal had the right to participate; (iii) the Company receives such request for registration within 180 days preceding the anticipated effective date of a proposed underwritten public offering of securities of the Company approved by the Board of Directors prior to the Company's receipt of such request; or (iv) the Board of Directors reasonably determines in good faith that effecting such a demand registration at such time would have a material adverse effect upon a proposed sale of all (or substantially all) of the assets of the Company, or a merger, reorganization, recapitalization, or similar transaction materially affecting the capital structure or equity ownership of the Company which is actively being negotiated with another party whose identity is disclosed to Mr. Bakal; provided, however, that the Company may only delay a demand registration for a period not exceeding six months (or until such earlier time as such transaction is consummated or no longer proposed).

     In addition, under the Bakal Agreement, Mr. Bakal has unlimited piggyback registration rights if the Company proposes to make a registered public offering, including an initial public offering, of any of its securities under the Securities Act, other than an offering pursuant to a demand registration or an offering registered on Form S-8, Form S-4 or comparable forms. At the written request of Mr. Bakal, the Company shall include in such registration and offering, and in any underwriting of such offering, all shares of Common Stock as may have been designated at his request.

     Mr. Bakal's registration rights are subject to reduction in certain circumstances and after reasonable negotiations among the managing underwriters, the Company and Mr. Bakal. Mr. Bakal is required to pay all transfer taxes, if any relating to the sale of his shares, the fees and expenses of his own counsel and his pro rata portion of any underwriting discount, fee or commission or the equivalent thereof. All other expenses shall be borne by the Company. The Company is also obligated to indemnify Mr. Bakal in any of the Company's registrations against certain losses and liabilities, including liabilities under the Securities Act and state securities laws.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Company has agreed to sell to the Underwriters, and the Underwriters, severally and not jointly, have agreed to purchase from the Company, on a "firm commitment" basis, if any are purchased, the number of shares of Common Stock and Warrants (exclusive of shares of Common Stock and Warrants issuable upon exercise of the Underwriters' over-allotment option) set forth opposite their respective names below:

                                                               SHARES OF
UNDERWRITERS                                                  COMMON STOCK   WARRANTS
------------                                                  ------------   ---------
Argent Securities, Inc. ....................................     950,000     1,250,000
Frederick & Company, Inc. ..................................     100,000            --
Joseph Charles & Assoc. ....................................     100,000            --
Shepherd Financial Group....................................     100,000            --
          Total.............................................   1,250,000     1,250,000
                                                              ===========     ========

     The Company has agreed to sell the shares of Common Stock and Warrants to the Underwriters at a discount of nine percent (9%) of the initial public offering price thereof. The Underwriters will offer the shares of Common Stock and Warrants to the public at $6.00 per share of Common Stock and $0.125 per Warrant as set forth on the cover page of this Prospectus and may allow to certain dealers who are National Association of Securities Dealers, Inc. ("NASD") members concessions not to exceed $0.30 per share of Common Stock and $0.00625 per Warrant, of which not in excess of $0.10 per share of Common Stock and $0.00125 per Warrant may be reallowed to other dealers who are members of the NASD. After the initial public offering, the public offering price, concession and reallowances may be changed by the Underwriters.

     Prior to this Offering, there has not been any public market for the Common Stock or the Warrants. The initial public offering prices of the shares of Common Stock and the Warrants and the exercise price and other terms of the Warrants were determined by negotiations between the Company and the Representative and do not necessarily relate to the assets, book value or results of operations of the Company or any other established criteria of value.

     The Company has granted an option to the Underwriters, exercisable during the 45-day period from the date of this Prospectus, to purchase in the aggregate up to a maximum of 125,000 additional shares of Common Stock and Warrants at the price set forth on the cover page of this Prospectus, minus the underwriting discount. The Underwriters' over-allotment option is exercisable upon the same terms and conditions as are applicable to the sale of the shares of Common Stock and Warrants offered hereby.

     The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with the Registration Statement, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be provided to officers, directors or person controlling the Company, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

     The Company has agreed to pay certain blue sky legal fees of the Underwriters and to pay to the Underwriters at the closing of the Offering a non-accountable expense allowance of 2 1/2% of the aggregate offering price of the shares of Common Stock and Warrants offered hereby (including any shares of Common Stock and Warrants purchased pursuant to the Underwriters' over-allotment option).

     The Company has agreed to sell to the Underwriters, or their respective designees, for an aggregate purchase price of $125, an option (the "Underwriters' Warrant") to purchase up to an aggregate of 125,000 shares of Common Stock and 125,000 Warrants exercisable at 150% (providing for a purchase price per share at 150% of the initial public offering price of the Common Stock underlying the Warrants) of the initial public offering price of the Securities. The Underwriters' Warrant shall be exercisable during a four-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part.

The Underwriters' Warrant may not be assigned, transferred, sold or hypothecated by the Underwriters until 12 months from the date of this Prospectus, except to officers or partners of the Underwriters, to a successor to the Underwriters, to a purchaser of substantially all of the assets of the Underwriters, or by operation of law. Any profits realized by the Underwriters upon the sale of the Common Stock and Warrants (or the underlying Securities) issuable upon exercise of the Underwriters' Warrants may be deemed to be additional underwriting compensation. The exercise price of the Warrants issuable upon exercise of the Underwriters' Warrants during the period of exercisability shall be $7.20 per Warrant. The exercise of the Warrants subject to the Underwriters' Warrants and the number of shares of Common Stock covered thereby are subject to adjustment in certain events to prevent dilution. For the life of the Underwriters' Warrant, the holders thereof are given, at a nominal cost, the opportunity to profit from a rise in the market price of the Securities with a resulting dilution in the interest of other shareholders. The Company may find it more difficult to raise capital for its business if the need should arise while the Underwriters' Warrant is outstanding. At any time when the holders of the Underwriters' Warrant might be expected to exercise it, the Company would probably be able to obtain additional capital on more favorable terms.

     The Company has agreed with the Underwriters that the Company will pay to the Underwriters a warrant solicitation fee (the "Warrant Solicitation Fee") equal to 5% of the exercise price of the Warrants exercised beginning one year from the date of this Prospectus and to the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Commission (including NASD Notice to Members 81-38). Such Warrant Solicitation Fee will be paid to the Underwriters if (a) the market price of the Common Stock on the date that any Warrant is exercised is greater than the exercise price of the Warrant;
(b) the exercise of such Warrant was solicited by the Underwriters; (c) prior specific written approval for exercise is received from the customer if the Warrant is held in a discretionary account; (d) disclosure of this compensation agreement is made prior to or upon the exercise of such Warrant; (e) solicitation of the exercise is not in violation of Rule 103 of Regulation M of the Exchange Act; (f) the Underwriter provided bona fide services in exchange for the Warrant Solicitation Fee; and (g) the Underwriter has been specifically designated in writing by the holders of the Warrants as the broker. In addition, unless granted an exemption by the Commission from Rule 103 of Regulation M under the Exchange Act, the Underwriters will be prohibited from engaging in any market making activities or solicited brokerage activities with respect to the Securities for a specified period (generally five business days) prior to any solicitation of the exercise of any Warrant or prior to the exercise of any Warrant based on a prior solicitation until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right the Underwriters may have to receive such a fee for the exercise of the Warrants following such solicitation. As a result, the Underwriters may be unable to continue to provide a market for the Securities during certain periods while the Warrants are exercisable.

     The Representative has informed the Company that the Underwriters do not intend to confirm sales of shares of Common Stock or Warrants offered hereby to any accounts over which they exercise discretionary authority.

     The Underwriters have been given certain "piggyback" and demand registration rights with respect to the Common Stock underlying the Underwriters' Warrants for a period of four years commencing one year from the date of this Prospectus. The exercise of any such registration rights by the Underwriters may result in dilution to the interest of the Company's shareholders, hinder efforts by the Company to arrange future financing of the Company and/or have an adverse effect on the market price of the Securities.

     The Company has agreed that for a period of 24 months commencing from the date of this Prospectus, it will not issue or sell, directly or indirectly, any shares of its capital stock, or sell or grant options, warrants or rights to purchase any shares of its capital stock, without the written consent of the Representative, except for issuances pursuant to (i) the public offering of the Company's securities as described herein, (ii) the exercise of the Warrants and the Underwriters' Warrants, and the Common Stock issuable thereunder, (iii) outstanding convertible securities or contractual obligations disclosed in this Prospectus, (iv) the grant of options and the issuance of shares issued upon exercise of options to be granted under the Plan, and (v) an acquisition, merger or similar transaction provided that the acquiror of such capital stock does not receive, and will not be entitled to demand, registered securities during such 24-month period. In addition, Mr. Bakal has agreed with the Representative in writing not to sell, assign, or transfer any of his shares of the Company's securities for a period of 60 months from the date of this Prospectus, subject to certain conditions. See "Shares Available for Future Sale."

     The Company has agreed that, for a period of five years following the completion of this Offering, it will use its best efforts to cause the election to its Board of Directors one designee of the Representative, provided that such designee is reasonably acceptable to and approved by the Company. Alternatively, the Representative may appoint an observer to attend all meetings of the Board of Directors during such period. As of this date, no person has been identified by the Representative for election as a director or for appointment as a observer.

     In February 1996, the Company granted the Representative 100,000 shares of Common Stock in exchange for advice and services with respect to development of a strategic business plan, merger and acquisition planning, board of director structure and potential nominees and the introduction of the Company to companies that could potentially save the Company money in its fuel costs.

                                 LEGAL MATTERS

     The validity of the Securities being offered hereby will be passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia. Certain matters are being passed upon for the Underwriters by Johnson & Montgomery, Atlanta, Georgia.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1996 and for each of the two years in the period ended December 31, 1996, that are included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission through the Electronic Data Gathering and Retrieval ("EDGAR") system a registration statement on Form SB-2 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part. For further information, reference is made to such registration statement, including the exhibits thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the following Regional Offices of the Commission, except that copies of the exhibits may not be available at certain of the Regional Offices: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of such material may be obtained from the Commission at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy, information statements, and registration statements and other information filed with the Commission through the EDGAR system.

     The Company is not presently a reporting company and does not file reports or other information with the Commission. However, on the effective date of the Registration Statement, the Company will become a reporting company. Further, the Company will register its securities under the Exchange Act. Accordingly, the Company will become subject to the additional reporting requirements of the Exchange Act and in accordance therewith will file reports, proxy statements and other information with the Commission. In addition, after the completion of this Offering, the Company intends to furnish its shareholders with annual reports containing audited financial statements and such interim reports, in each case as it may determine to furnish or as may be required by law.

                  PROFESSIONAL TRANSPORTATION GROUP LTD., INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1996 and
  March 31, 1997 (unaudited)................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1995 and 1996 and for the three month periods ended March 31, 1996 and 1997 (unaudited).................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  (Deficit) for the years ended December 31, 1995 and 1996
  and for the three month period ended March 31, 1997
  (unaudited)...............................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995 and 1996 and for the three month periods ended March 31, 1996 and 1997 (unaudited).................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Professional Transportation Group Ltd., Inc.
and Subsidiaries:

     We have audited the accompanying consolidated balance sheet of PROFESSIONAL TRANSPORTATION GROUP LTD., INC. (a Georgia corporation) AND SUBSIDIARIES as of December 31, 1996 and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Transportation Group Ltd., Inc. and subsidiaries as of December 31, 1996 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 11, 1997
(except with respect to the matter
discussed in the 13th paragraph of Note 5, as to which the date is March 28, 1997)

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                DECEMBER 31, 1996 AND MARCH 31, 1997 (UNAUDITED)

                                                              DECEMBER 31,    MARCH 31,
                                                                  1996          1997
                                                              ------------   -----------
                                                                             (UNAUDITED)
                                  ASSETS
CURRENT ASSETS:
Cash........................................................   $  248,454    $  202,146
Trade accounts receivable, net of allowance for doubtful
  accounts of $63,629 at December 31, 1996 and $59,455 at
  March 31, 1997............................................    2,820,024     3,243,845
Due from affiliate (Note 5).................................      228,893       337,599
Other.......................................................      176,365       231,177
                                                               ----------    ----------
          Total current assets..............................    3,473,736     4,014,767
PROPERTY AND EQUIPMENT, NET.................................    1,679,011     2,001,919
OTHER ASSETS................................................      192,132       288,606
                                                               ----------    ----------
          Total assets......................................   $5,344,879    $6,305,292
                                                               ==========     =========
              LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable............................................   $2,214,670    $2,473,671
Accrued liabilities.........................................      506,997       952,148
Current maturities of long-term debt and capital lease
  obligations...............................................      397,977       482,325
                                                               ----------    ----------
          Total current liabilities.........................    3,119,644     3,908,144
                                                               ----------    ----------
LINE OF CREDIT (NOTE 5).....................................      878,379       930,379
                                                               ----------    ----------
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, NET OF CURRENT
  MATURITIES................................................    1,187,064     1,319,329
                                                               ----------    ----------
DEFERRED INCOME TAXES.......................................      112,270       261,975
                                                               ----------    ----------
DUE TO SHAREHOLDER (NOTE 5).................................       48,469        23,469
                                                               ----------    ----------
COMMITMENTS AND CONTINGENCIES (NOTES 5, 6, AND 10)..........
SHAREHOLDERS' EQUITY (DEFICIT):
Preferred stock 100,000 shares authorized, no shares issued
  and outstanding...........................................           --            --
Common stock; no par value; 20,000,000 shares authorized,
  2,600,000 issued and outstanding..........................           --            --
Additional paid-in capital..................................       57,166        57,166
Accumulated deficit.........................................      (58,113)     (195,170)
                                                               ----------    ----------
          Total shareholders' deficit.......................         (947)     (138,004)
                                                               ----------    ----------
          Total liabilities and shareholders' equity
            (deficit).......................................   $5,344,879    $6,305,292
                                                               ==========     =========

The accompanying notes are an integral part of this consolidated balance sheet.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND
       THE THREE MONTH PERIODS ENDED MARCH 31, 1996 AND 1997 (UNAUDITED)

                                                                         THREE MONTH PERIODS ENDED
                                             YEARS ENDED DECEMBER 31,            MARCH 31,
                                             -------------------------   -------------------------
                                                1995          1996          1996          1997
                                             -----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
OPERATING REVENUES.........................  $17,484,765   $21,172,201    $4,128,024    $7,413,873
                                             -----------   -----------    ----------    ----------
OPERATING EXPENSES:
  Salaries, wages, and benefits............    5,974,933     6,997,620     1,444,871     2,514,224
  Purchased transportation.................    4,665,019     5,517,481     1,106,283     1,973,192
  Operating supplies and expenses..........    3,348,229     3,787,670       944,700     1,330,599
  Fuel and fuel taxes......................    1,702,342     2,567,319       503,718       962,519
  Communications and utilities.............      256,027       243,582        70,762        96,723
  Depreciation.............................      103,025       242,041        48,662        76,187
  Operating taxes and licenses.............       60,085        73,840        15,936        30,393
  Bad debt expense.........................      435,000        16,485         7,485         3,000
  Other operating expenses.................    1,159,816     1,183,797       224,695       302,473
                                             -----------   -----------    ----------    ----------
          Total operating expenses.........   17,704,476    20,629,835     4,367,112     7,289,310
                                             -----------   -----------    ----------    ----------
(LOSS) INCOME FROM OPERATIONS..............     (219,711)      542,366      (239,088)      124,563
OTHER (EXPENSE) INCOME:
Interest expense...........................     (137,573)     (272,347)      (66,632)      (74,596)
Other income, net..........................      107,084        51,059       (15,906)       66,976
                                             -----------   -----------    ----------    ----------
(LOSS) INCOME BEFORE INCOME TAXES..........     (250,200)      321,078      (321,626)      116,943
                                             -----------   -----------    ----------    ----------
BENEFIT (PROVISION) FOR INCOME TAXES (NOTES
  2 AND 8).................................       22,000       (95,000)       86,000       (68,000)
PRO FORMA BENEFIT (PROVISION) FOR INCOME
  TAXES (NOTES 2 AND 8)....................       73,000       (42,000)       36,000        24,000
INCOME TAX PROVISION DUE TO CHANGE IN TAX
  STATUS (NOTE 8)..........................           --            --            --      (246,000)
                                             -----------   -----------    ----------    ----------
TOTAL BENEFIT (PROVISION) FOR INCOME
  TAXES....................................       95,000      (137,000)      122,000      (290,000)
                                             -----------   -----------    ----------    ----------
PRO FORMA NET (LOSS) INCOME................  $  (155,200)  $   184,078    $ (199,626)   $ (173,057)
                                              ==========    ==========     =========     =========
PRO FORMA NET (LOSS) INCOME PER COMMON
  SHARE (NOTE 2)...........................  $     (0.06)  $      0.06    $     (.08)   $     (.07)
                                              ==========    ==========     =========     =========
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING (NOTE 2)...    2,500,000     3,281,862     2,533,333     2,600,000
                                              ==========    ==========     =========     =========

 The accompanying notes are an integral part of these consolidated statements.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
           FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND FOR THE
              THREE MONTH PERIOD ENDED MARCH 31, 1997 (UNAUDITED)

                                             COMMON STOCK      ADDITIONAL
                                          ------------------    PAID-IN        ACCUMULATED
                                           SHARES     AMOUNT    CAPITAL     EARNINGS (DEFICIT)     TOTAL
                                          ---------   ------   ----------   ------------------   ---------
BALANCE, DECEMBER 31, 1994..............  2,500,000   $   --    $ 5,166         $ 146,543        $ 151,709
Net loss................................         --       --         --          (155,200)        (155,200)
Pro forma tax adjustment (Notes 2 and
  8)....................................         --       --         --           (73,000)         (73,000)
Distributions...........................         --       --         --          (228,807)        (228,807)
                                          ---------   ------    -------         ---------        ---------
BALANCE, DECEMBER 31, 1995..............  2,500,000       --      5,166          (310,464)        (305,298)
Net income..............................         --       --         --           184,078          184,078
Pro forma tax adjustment (Notes 2 and
  8)....................................         --       --         --            42,000           42,000
Pretax income of Rapid (Note 5).........         --       --         --           (37,309)         (37,309)
Issuance of common stock................    100,000       --     10,000                --           10,000
Distributions...........................         --       --         --           (56,418)         (56,418)
Contribution to capital by related party
  (Note 5)..............................         --       --     42,000                --           42,000
Pro forma compensation expense (Note
  5)....................................         --       --         --           120,000          120,000
                                          ---------   ------    -------         ---------        ---------
BALANCE, DECEMBER 31, 1996..............  2,600,000       --     57,166           (58,113)            (947)
Net income (unaudited)..................         --       --         --          (173,057)        (173,057)
Pro forma tax adjustment................         --       --         --           (24,000)         (24,000)
Pro forma compensation expense (Note
  5)....................................         --       --         --            60,000           60,000
                                          ---------   ------    -------         ---------        ---------
BALANCE, MARCH 31, 1997 (UNAUDITED).....  2,600,000       --    $57,166         $(195,170)       $(138,004)
                                           ========   ======    =======     =============        =========

 The accompanying notes are an integral part of these consolidated statements.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 AND THE
         THREE MONTH PERIODS ENDED MARCH 31, 1996 AND 1997 (UNAUDITED)

                                                                               THREE MONTH PERIODS
                                                  YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                                  -------------------------   ---------------------
                                                      1995          1996        1996        1997
                                                  ------------   ----------   ---------   ---------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Pro forma net (loss) income.....................   $  (155,200)   $ 184,078    (199,626)   (173,057)
                                                   -----------    ---------   ---------   ---------
Adjustments to reconcile pro forma net (loss)
  income to net cash (used in) provided by
  operating activities:
  Pro forma income tax adjustment...............       (73,000)      42,000     (36,000)    (24,000)
  Pro forma compensation expense................            --      120,000          --      60,000
  Loss on investments...........................            --       42,000          --          --
  Deferred income taxes.........................       (22,106)      25,000     (64,000)    149,705
  Pretax income of Rapid (Note 5)...............            --      (37,309)    (13,786)         --
  Depreciation..................................       103,025      242,041      48,662      76,187
  Changes in operating assets and liabilities:
     Trade accounts receivable, net.............        69,109     (746,849)   (207,460)   (423,821)
     Due from affiliate.........................      (344,227)    (155,586)     59,201    (108,706)
     Other current assets.......................        (7,505)    (136,899)   (122,212)    (54,812)
     Accounts payable and accrued liabilities...       235,757      642,575     508,694     704,152
                                                   -----------    ---------   ---------   ---------
          Total adjustments.....................       (38,947)      36,973     173,099     378,705
                                                   -----------    ---------   ---------   ---------
          Net cash (used in) provided by
            operating activities................      (194,147)     221,051     (26,527)    205,648
                                                   -----------    ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment.............    (1,029,719)     (58,642)     (1,001)   (331,095)
Increase in other assets........................       (72,779)     (48,608)   (127,075)    (96,474)
                                                   -----------    ---------   ---------   ---------
          Net cash used in investing
            activities..........................    (1,102,498)    (107,250)   (128,076)   (427,569)
                                                   -----------    ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from line of credit................       135,794      520,368      57,413      52,000
Repayments of long-term debt and capital lease
  obligations...................................      (119,100)    (414,188)   (113,599)   (107,931)
Proceeds from long-term debt....................     1,239,547           --     102,315     256,544
Due to shareholder..............................        11,399       37,070     120,467     (25,000)
Cash distributions to shareholders..............            --      (25,362)         --          --
                                                   -----------    ---------   ---------   ---------
          Net cash provided by financing
            activities..........................     1,267,640      117,888     166,596     175,613
                                                   -----------    ---------   ---------   ---------
NET (DECREASE) INCREASE IN CASH.................       (29,005)     231,689      11,993     (46,308)
CASH, BEGINNING OF PERIOD.......................        45,770       16,765      16,765     248,454
                                                   -----------    ---------   ---------   ---------
CASH, END OF PERIOD.............................   $    16,765    $ 248,454      28,758     202,146
                                                    ==========    =========   =========   =========

 The accompanying notes are an integral part of these consolidated statements.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       DECEMBER 31, 1995 AND 1996 AND MARCH 31, 1996 AND 1997 (UNAUDITED)
             (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE
        THREE MONTH PERIODS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

1.  ORGANIZATION AND OPERATIONS

     Professional Transportation Group Ltd., Inc. ("PTG, Ltd.") (previously Professional Transportation Group, Ltd.) serves as a holding company for its three operating subsidiaries: Timely Transportation, Inc. ("Timely"), Truck-Net, Inc. ("Truck-Net"), and PTG, Inc. (collectively, the "Subsidiaries") (PTG, Ltd. together with the Subsidiaries is hereafter referred to as the "Company"). The Company, through the Subsidiaries, provides transportation and logistics services primarily for the air freight and expedited delivery industries throughout the continental United States. Timely operates a fleet of company-owned and -leased vehicles to provide time-definite truckload transportation services for companies in the air freight and expedited delivery markets. Truck-Net provides brokerage services to companies, mainly in the air freight industry, that are in need of third-party transportation. PTG, Inc. operates a courier service in the Atlanta, Georgia, metropolitan region (d.b.a. Rapid Transit) and provides third-party logistics services in recovering copiers, fax machines, and telephone equipment that are in need of repair or under expired leases.

     Prior to January 1997, the Subsidiaries were owned and operated by the majority shareholder of the Company as separate operating companies. On January 1, 1997, the respective shares of stock in the Subsidiaries were contributed to PTG, Ltd. by their sole shareholder, whereupon each became a wholly-owned subsidiary of PTG, Ltd.; and PTG, Ltd., which had previously been an operating company, transferred its operations to PTG, Inc.

     As the companies were all under common control, the above transactions were treated as a reorganization (the "Reorganization") and were accounted for in a manner similar to a pooling of interests. All references to number of shares and to per share information in the financial statements have been adjusted to retroactively reflect the Reorganization as if it had occurred on December 31, 1994.

     In connection with the Reorganization, the Company effected a 5,000-for-1 stock split. All references in the accompanying financial statements to number of shares and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of shares outstanding from the 5,000-for-1 stock split.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of PTG, Ltd. and the Subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECOGNITION OF REVENUE

     For financial reporting purposes, the Company recognizes revenue when a shipment is loaded and dispatched. Significant related costs associated with earning this revenue are accrued at that time. In 1991, the Emerging Issues Task Force ("EITF") released Issue 91-9, "Revenue and Expense Recognition for Freight

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

Services in Process." The EITF reached a consensus that the preferable method of recognizing revenue and expenses was either (1) recognition of both revenue and direct cost when the shipment is completed or (2) allocation of revenue between reporting periods based on relative transit time in each reporting period and recognize expenses as incurred. The difference between the Company's method of revenue recognition and the preferable methods described above is not material to the accompanying consolidated financial statements.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Provision for uncollectible accounts is made at each balance sheet date to reduce accounts receivable to their estimated net realizable value. Bad debt expense for the year ended December 31, 1995 includes a provision of approximately $425,000 related to the bankruptcy of a major customer of both Timely and Truck-Net.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs which do not extend the useful lives of these assets are expensed currently. Depreciation is provided using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and accelerated methods for income tax purposes. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in earnings.

     The detail of property and equipment at December 31, 1996 is as follows:

                                                                            USEFUL LIVES
                                                                            ------------
Transportation equipment....................................  $1,623,503    7 years
Furniture, fixtures, and equipment..........................     493,005    5 years
Other.......................................................      13,581    5 years
                                                              ----------
                                                               2,130,089
Less accumulated depreciation...............................     451,078
                                                              ----------
                                                              $1,679,011
                                                               =========

LONG-LIVED ASSETS

     Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances occur related to long-lived assets, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Having found no instances whereby the sum of expected future cash flows (undiscounted and without interest charges) was less than the carrying amount of the assets thus requiring the recognition of an impairment loss, management believes that the long-lived assets in the accompanying balance sheet are appropriately valued.

ACCRUED LIABILITIES

     Accrued liabilities consist of the following at December 31, 1996:

Salaries, wages, and benefits...............................  $425,289
Other.......................................................    81,708
                                                              --------
                                                              $506,997
                                                              ========

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

SALARIES, WAGES, AND BENEFITS

     Effective May 1995, the Company began leasing drivers and certain office personnel from an independent personnel leasing company. Under the lease agreement, the Company pays a fixed amount per leased employee (in addition to compensation costs) to the employee leasing company to cover payroll processing, unemployment insurance and workers' compensation. Salaries, wages, and benefits on the accompanying statements of operations include fees paid to employee leasing companies for processing of driver payroll of approximately $523,000 and $812,000 for the years ended December 31, 1995 and 1996, respectively. In management's opinion, fees paid to the leasing company represent a substantial cost savings to the Company due to the leasing company's ability to negotiate better workers' compensation and employee benefits rates.

STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." The Company has adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123 (Note
7).

INCOME TAXES

     Prior to the Reorganization, PTG, Ltd. and two of the Subsidiaries elected to be treated as S corporations for federal and state income tax purposes. Accordingly, all income or losses of these companies were recognized by the shareholders on their individual tax returns. In connection with the Company's expected initial public offering (the "Offering") (Note 3), these companies will convert from S corporation to C corporation status and, accordingly, will be subject to future federal and state income taxes. The Company follows the practice of providing for income taxes based on SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized (Note 8).

PRO FORMA NET (LOSS) INCOME PER COMMON SHARE

     Pro forma net (loss) income per common share is computed using the pro forma weighted average number of shares of common stock and dilutive common stock equivalent shares from stock options (using the treasury stock method).

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NONCASH ACTIVITIES

                                                                1995       1996
                                                              --------   --------
Cash paid for interest......................................  $137,573   $272,347
Cash paid for income taxes..................................        --         --
Assets contributed by affiliates............................        --    314,353
Liabilities assumed from affiliates.........................        --    314,353
Noncash distributions to shareholders.......................   228,807     31,056
Capital lease obligations incurred..........................   474,332    128,760
Common stock issued for services............................        --     10,000

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR MARCH 31, 1996 AND
1997

     In the opinion of management, the unaudited condensed consolidated financial statements contain all normal and recurring adjustments necessary to present fairly the consolidated financial position of the Company at March 31, 1997 and the consolidated results of the Company's operations and its cash flows for the three months ended March 31, 1996 and 1997.

3.  THE OFFERING

     The Company plans to proceed with the Offering of common stock and warrants as described elsewhere in this Prospectus. The Company anticipates raising approximately $7,736,000 million in capital net of underwriting discounts and estimated offering expenses. Management anticipates using the net proceeds from the Offering for general corporate and working capital purposes. There can be no assurance that the Offering can be completed at the anticipated price, or at all.

4.  LIQUIDITY

     Although the Company had pro forma net income of $184,078 for the year ended December 31, 1996, the Company experienced a net loss of $155,200 in the year ended December 31, 1995 and there can be no assurance that the Company will not incur net losses in the future. The Company had an accumulated deficit of $58,113 at December 31, 1996. The Company's operating expenses have increased as its business has grown and can be expected to increase significantly as a result of the Company's expansion efforts. There can be no assurance that the Company will be able to generate sufficient revenue to meet its operating expenditures or to operate profitably.

     Management believes that the proceeds of the Offering, together with cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of the Offering. The Company's financial requirements will depend upon, among other things, the growth rate of the Company's business, the amount of cash flow generated by operations, and the Company's ability to borrow funds or enter into lease or purchase financing arrangements for the acquisition of new transportation equipment or for working capital purposes. Should the Company require additional debt or equity financing to support its operations, there can be no assurance that such additional financing will be available to the Company at commercially reasonable terms, or at all.

5.  RELATED-PARTY TRANSACTIONS

     The Company's majority shareholder also owns a controlling interest in several other related affiliate companies. Significant related-party transactions are detailed hereafter.

     In December 1996, PTG, Inc. was involved in a nonmonetary exchange with certain affiliated companies (the "Sellers"), whereby PTG, Inc. assumed certain liabilities of the Sellers (including amounts due to the Subsidiaries of $181,562) in exchange for certain assets, valued at $266,386, and the operations of Rapid Transit Delivery Services ("Rapid"), a division of the Sellers. Such assets and liabilities are included in the accompanying balance sheet as of December 31, 1996. In addition, the operations of Rapid for the year ended December 31, 1996 are included in the accompanying statement of operations as if the transaction occurred on January 1, 1996. In the opinion of management, the results of operations of Rapid for the year ended December 31, 1995 would not be material to the overall financial statements.

     The accompanying statements of operations are presented as if Rapid had been part of the consolidated group as of January 1, 1996. An adjustment to accumulated deficit has been reflected in the accompanying statements of changes in shareholders' equity (deficit) to eliminate the results of operations of Rapid for the period prior to the time Rapid was acquired by the Company.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

     Summarized financial information of Rapid for the year ended December 31, 1996 is as follows:

Revenues....................................................  $619,979
Income from operations......................................    36,231
Income before income taxes..................................    37,309
Pro forma net income........................................    23,176

     PTG, Inc. is obligated to pay to a related party 5% of the gross sales of Rapid for a period of 5 years.

     During 1995, Truck-Net provided certain management services to an affiliated company. Truck-Net received management fee income of $100,000 for such services.

     At December 31, 1996, PTG, Inc. purchased from USA Holdings, Inc. ("USA") certain fixed assets with a book value of $47,967. In exchange for the assets, PTG, Inc. transferred to USA $47,967 of receivables owed to PTG, Inc. by an affiliated company.

     During 1995 and 1996, the Company subleased office space from Professional Sales Group, Ltd. ("PSG"). Prior to 1997, this arrangement was not formalized. Rental expense paid by the Company under this arrangement during 1995 and 1996 was approximately $79,000 and $95,000, respectively.

     In January 1997, the Company signed a noncancelable sublease agreement with PSG which expires in April 2005. Under the agreement, the Company will pay a monthly base rental of $10,000 plus taxes and maintenance, subject to annual rental increases.

     PSG provided certain management services to Truck-Net in 1995 and 1996. Fees paid by Truck-Net for such services amounted to $240,000 and $120,000 in 1995 and 1996, respectively. The purpose of such payments was to furnish compensation to the majority shareholder of the Company. Therefore, such amounts are included in salaries, wages and benefits on the accompanying statements of operations. Effective June 30, 1996, the payment of management fees to PSG was discontinued. In the accompanying 1996 consolidated statement of operations, the Company has recorded $120,000 in compensation expense on a pro forma basis to reflect the fair value of services provided by the majority shareholder for the period July 1, 1996 through December 31, 1996 (i.e., the period after payment of management fees to PSG was discontinued). A similar adjustment of $60,000 has been made in the consolidated statement of operations for the three months ended March 31, 1997 to reflect the fair value of services provided during that period.

     Salaries and benefits of the Company's non-driver personnel are paid by PSG and allocated to the Company at actual cost based upon time incurred for the Company's operations. Compensation expense recognized under this arrangement totaled approximately $1,128,000 and $1,222,000 for the years ended December 31, 1995 and 1996, respectively, and is included in salaries, wages, and benefits on the accompanying statements of operations.

     In December 1996, Truck-Net transferred 14,570 shares of common stock of Amertranz Worldwide Holding Corp. ("Amertranz") to PSG. The shares had been received by Truck-Net in July 1996 in exchange for $100,000 due Truck-Net by Amertranz. In exchange for the shares, PSG issued a noninterest-bearing note to Truck-Net in the amount of $100,000. The note becomes due within 60 days after certain transfer restrictions on the shares are eliminated. At the date the shares were transferred (December 17, 1996), they had a market value of approximately $58,000. Consequently, the Company recorded a $42,000 investment loss to write down this investment to its fair value prior to the transfer. A $42,000 capital contribution has been recorded in the accompanying consolidated statements of changes in shareholder's equity to reflect the excess of consideration paid by PSG over the market value of the stock on the date of transfer.

     The majority shareholder has advanced amounts to the Company, both personally and through affiliated companies, on an informal basis. The Company had a net payable to the majority shareholder of the Company of $48,469 at December 31, 1996 resulting from such transactions. This amount is included in due to shareholder on the accompanying balance sheet.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

     The Company is also a guarantor of obligations of the majority shareholder to a bank under line-of-credit agreements (the "LOC Agreements"). As of December 31, 1996, a total of approximately $1,205,000 was outstanding under the LOC Agreements, of which $878,379 has been borrowed by the Company and included in line of credit on the accompanying balance sheet. Substantially all assets of the Company are pledged as collateral under the LOC Agreements. The LOC Agreements bear interest at the bank's prime rate plus 1% (9.25% at December 31, 1996). Interest is payable monthly, and the LOC Agreements matured in March 1997. In addition, Timely had approximately $265,000 committed under letters of credit as of December 31, 1996. These letters of credit are security for certain of the Company's capital lease agreements. The carrying amount of borrowings under the LOC Agreements approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities.

     Subsequent to year-end, the majority shareholder obtained a new line of credit (the "New Agreement") with another bank in the amount of $1,915,000 with a $300,000 sublimit for letters of credit. The New Agreement bears interest at the bank's base rate plus .75% (9.25% at the date of the New Agreement). Interest is payable monthly beginning May 1997, and the New Agreement matures January 1998. The Company remains guarantor of the New Agreement and the bank has a security interest in substantially all assets of the Company under the New Agreement. Funds from the New Agreement were used to repay the outstanding balance of the LOC Agreements; as such, the balance under the LOC Agreements recorded in the accompanying balance sheet has been classified as long-term. The outstanding letters of credit have also been transferred to the New Agreement.

     In May 1997, the maturity date of borrowings under the New Agreement was extended to April 1, 1998.

     At December 31, 1996, the Company had total receivables of $228,893 from affiliates included in due from affiliates on the accompanying balance sheet. This receivable has been guaranteed by the Company's majority shareholder.

6.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt consists of the following at December 31, 1996:

Notes payable for transportation equipment, bearing interest at 14.5%, with monthly principal and interest payments
  totaling $6,623, maturing October 1998 through May 1999...  $  142,312
Note payable to a bank, bearing interest at 10.85%, with
  monthly principal and interest payments of $4,150 through
  November 2000, secured by transportation equipment........     216,674
Note payable to a bank, bearing interest at 10.85%, with
  monthly principal and interest payments of $10,844 through
  May 1999, secured by transportation equipment.............     208,971
Note payable for transportation equipment, bearing interest
  at 10.43%, with monthly principal and interest payments of
  $8,176 through September 2000, secured by related
  transportation equipment..................................     302,551
Note payable to former shareholder, bearing interest at
  8.45%, with weekly principal and interest payments of $500
  through March 2003........................................     126,754
Note payable to former shareholder, bearing interest at
  17.98%, with weekly principal and interest payments of
  $500 through December 2004................................     110,217
                                                              ----------
                                                               1,107,479
Less current maturities.....................................    (288,480)
                                                              ----------
                                                              $  818,999
                                                               =========

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

     Future maturities of long-term debt at December 31, 1996 are as follows:

1997........................................................  $  288,480
1998........................................................     309,419
1999........................................................     159,599
2000........................................................     219,797
2001........................................................      36,505
Thereafter..................................................      93,679
                                                              ----------
          Total.............................................  $1,107,479
                                                               =========

     Substantially all of the Company's assets are pledged as security for its long-term borrowings. Specifically, the notes payable to the former shareholder are secured by the shares of Truck-Net previously owned by such shareholder.

     The carrying amount of long-term debt approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities.

     The Company leases transportation and other equipment under capital leases. Future minimum lease payments for assets under capital leases at December 31, 1996 are as follows:

1997........................................................  $ 156,624
1998........................................................    156,624
1999........................................................    156,624
2000........................................................    100,176
2001........................................................     16,284
                                                              ---------
Total minimum lease payments................................    586,332
Less amount representing interest...........................   (108,770)
                                                              ---------
Present value of minimum lease payments.....................    477,562
Less current maturities.....................................   (109,497)
                                                              ---------
                                                              $ 368,065
                                                              =========

     At December 31, 1996, the Company had net assets under capital leases of approximately $495,000, included in property and equipment on the accompanying balance sheet.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

7.  STOCK-BASED COMPENSATION PLAN

     In February 1996, the Company adopted the Professional Transportation Group Ltd., Inc. 1996 Stock Option Plan for certain employees (the "Plan"). The Company has reserved 1,500,000 shares of the Company's common stock for issuance under the Plan. A summary of options granted under the Plan during 1996 is as follows:

                                                                                  NO. OF OPTIONS
NUMBER OF                                                PER SHARE                  VESTED AT
 OPTIONS                                                 EXERCISE    EXPIRATION    DECEMBER 31,
 GRANTED                      VESTING                      PRICE        DATE           1996
---------                     -------                    ---------   ----------   --------------
  750,000   100% in 2001, subject to acceleration upon
            the achievement of certain financial goals.    $0.50        2001         200,000
  250,000   The earlier of February 16, 1999 or 60 days
            after consummation of an initial public
            offering.                                      $0.15        2001               0
   50,000   The earlier of November 1, 1999 or 60 days
            after an initial public offering for 50%;
            the earlier of November 1, 2000 or 60 days
            after the one-year anniversary of an
            initial public offering for the remainder.     $4.00        2001               0
---------
1,050,000
=========

SFAS NO. 123

     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, which defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for these plans using the method of accounting prescribed by APB No. 25. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

     The Company has elected to account for its stock-based compensation plans under APB No. 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted for the year ended December 31, 1996 using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

                                                                   OPTION PRICE
                                                              ----------------------
                                                              $0.15 TO $0.50   $4.00
                                                              --------------   -----
Risk free interest rate.....................................       6.48%        6.48%
Expected dividend yield.....................................          0%           0%
Expected lives (in years)...................................          5            5
Expected volatility.........................................      39.15%       35.36%

     The total value of options granted for the year ended December 31, 1996 was computed as approximately $7,000, which would be amortized on a pro forma basis over the vesting period of the options.

     If the accounting provisions of SFAS No. 123 had been adopted as of the beginning of 1996, the effect on 1996 net earnings would have been immaterial.

8.  INCOME TAXES

     Prior to the Reorganization, PTG, Ltd. and two of the Subsidiaries elected to be treated as S corporations for federal and state income tax purposes. Accordingly, all income and losses of these companies were recognized by the shareholders on their individual tax returns. Truck-Net is a C corporation for federal and state income tax purposes.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

     For all periods presented, the accompanying financial statements reflect provisions for income taxes computed in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." For periods prior to the Reorganization for those companies with S corporation status, the provisions have been presented on a pro forma basis as if the Company had been liable for federal and state income taxes during those periods. The offsetting amounts to such pro forma income tax provisions are reflected in shareholders' equity (deficit).

     The significant components of income tax expense (benefit) are as follows:

                                                          TOTAL      ACTUAL    PRO FORMA
                                                         --------   --------   ---------
1995:
  Current benefit......................................  $      0   $      0    $      0
  Deferred benefit.....................................   (95,000)   (22,000)    (73,000)
                                                         --------   --------    --------
          Total benefit................................  $(95,000)  $(22,000)   $(73,000)
                                                         ========   ========    ========
1996:
  Current provision (benefit)..........................  $ 20,000   $ 70,000    $(50,000)
  Deferred provision...................................   117,000     25,000      92,000
                                                         --------   --------    --------
          Total provision..............................  $137,000   $ 95,000    $ 42,000
                                                         ========   ========    ========

     The provision (benefit) for income taxes differs from the amounts computed by applying federal statutory rates due to the effect of state income taxes.

     The Company's deferred tax liabilities arise from the use by Truck-Net of the cash basis for income tax reporting purposes as opposed to the accrual basis used for financial reporting purposes.

     In connection with the Reorganization, PTG, Ltd. and the Subsidiaries which had previously been treated as S Corporations for tax purposes were converted to C Corporations. As a result of this change in tax status, the Company recorded an increase in its provision for income taxes of approximately $246,000 for the three months ended March 31, 1997 to reflect the deferred income taxes attributable to those entities which had previously been exempt from federal income taxation. These deferred income taxes result from the use of accelerated depreciation and cash basis tax reporting by these entities.

9.  MAJOR CUSTOMERS

     The Company's five largest customers accounted for approximately 61% and 66% of revenues for the years ended December 31, 1995 and 1996, respectively. Of these customers, two companies accounted for a total of approximately 51% of net revenues for the year ended December 31, 1996. The loss of one of these two customers or a high rate of termination of services for the Company's other customers would have a material adverse effect on the Company, its profitability, and its financial condition.

10.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES -- UNRELATED PARTIES

     The Company leases transportation and office equipment under noncancelable operating leases with unrelated parties. The expense for noncancelable operating leases was approximately $1,760,000 and $2,033,000 for the years ended December 31, 1995 and 1996, respectively.

         PROFESSIONAL TRANSPORTATION GROUP LTD., INC. AND SUBSIDIARIES

     Future minimum rental commitments under all noncancelable operating lease agreements, excluding lease agreements that expire within one year, are as follows as of December 31, 1996:

1997........................................................  $1,750,193
1998........................................................   1,601,972
1999........................................................     825,559
2000........................................................     402,723
2001........................................................      48,072
Thereafter..................................................      16,033
                                                              ----------
          Total.............................................  $4,644,552
                                                               =========

LEGAL

     The Company is party to a claim by the trustee of a customer which is in bankruptcy. The claim alleges that the Company received preferential payments from the customer prior to the customer's filing the bankruptcy petition. The claimant is seeking approximately $435,000 related to the alleged preferential payments. Management believes that the Company has meritorious defenses against this claim and intends to vigorously defend this action; however, the outcome of this claim cannot be determined at this time.

     The Company is subject to various other legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

======================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   17
Dilution..............................   18
Capitalization........................   19
Dividend Policy.......................   19
Selected Consolidated Financial and
  Operating Data......................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   26
Management............................   33
Principal Shareholders................   37
Certain Transactions..................   37
Description of Securities.............   39
Shares Available for Future Sale......   42
Underwriting..........................   44
Legal Matters.........................   46
Experts...............................   46
Available Information.................   46
Consolidated Financial Statements.....  F-1

                             ---------------------
  UNTIL JULY 14, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                              1,250,000 SHARES OF
                                  COMMON STOCK

                                      AND

                              1,250,000 REDEEMABLE
                             COMMON STOCK PURCHASE
                                    WARRANTS

                          PROFESSIONAL TRANSPORTATION
                                GROUP LTD., INC.

                              --------------------
                                   PROSPECTUS
                              --------------------
                        [ARGENT SECURITIES, INC. LOGO]

                                ATLANTA, GEORGIA

                                 (404) 237-1234
                                 June 19, 1997

======================================================